As filed with the Securities and Exchange Commission on May 4, 1995

                                                    Registration No. 33-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                  ____________

                             COMPUTER HORIZONS CORP.
             (Exact name of registrant as specified in its charter)
                New York                13-2638902
      (State or other jurisdiction   (I.R.S. Employer
    of incorporation or organization)
                                  Identification Number)

                            49 Old Bloomfield Avenue
                      Mountain Lakes, New Jersey 07046-1495
                                 (201) 402-7400
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 JOHN J. CASSESE
                             Computer Horizons Corp.
                            49 Old Bloomfield Avenue
                      Mountain Lakes, New Jersey 07046-1495
                                 (201) 402-7400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   COPIES TO:

     Robert A. Cantone, Esq.                 Eric D. Martins, Esq.
     Proskauer Rose Goetz & Mendelsohn LLP   Ivan W. Dreyer, Esq.
     1585 Broadway                           Baer Marks & Upham
     New York, New York 10036                805 Third Avenue
                                             New York, New York 10022

Approximate date of commencement of proposed sale of securities to the public:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [ ]

                                                CALCULATION OF REGISTRATION FEE


           Title of Each                 Amount            Proposed       Proposed Maximum     Amount of
        Class of Securities              to be         Maximum Offering      Aggregate       Registration
         to be Registered              Registered     Price Per Share(1) Offering Price(1)        Fee
Common Stock, par value $.10 (2)       1,265,000           $ 12.75              $16,128,750    $5,561.62

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices for the Common Stock, as reported on the Nasdaq National Market on May 2, 1995, and as adjusted to reflect the three-for-two Common Stock split effected as a dividend to be paid on May 30, 1995 to holders of record on May 9, 1995.
(2) Includes 165,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
                                  ____________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             COMPUTER HORIZONS CORP.


                                    Cross Reference Sheet Showing Location in Prospectus of

                                           Information Required by Items of Form S-2


                Registration Statement
                   Item and Heading                                  Location in Prospectus
                   ----------------                                  ----------------------



   1. Forepart  of  the   Registration  Statement  and
      Outside Front Cover Page of Prospectus  . . . .    Outside Front Cover Page of Prospectus

   2. Inside Front and Outside Back Cover Pages of
      Prospectus  . . . . . . . . . . . . . . . . . .    Inside Front and Outside Back Cover Pages of
                                                         Prospectus; Available Information; Documents
                                                         Incorporated by Reference

   3. Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges . . . . . . . . . . .    Prospectus Summary; Summary Consolidated
                                                         Financial Data; Selected Consolidated Financial
                                                         and Operating Data

   4. Use of Proceeds . . . . . . . . . . . . . . . .    Prospectus Summary; Use of Proceeds

   5. Determination of Offering Price . . . . . . . .    Not Applicable

   6. Dilution  . . . . . . . . . . . . . . . . . . .    Not Applicable

   7. Selling Security Holders  . . . . . . . . . . .    Selling Shareholder

   8. Plan of Distribution  . . . . . . . . . . . . .    Outside Front Cover Page of Prospectus; Selling
                                                         Shareholder; Underwriting

   9. Description of Securities to be Registered  . .    Prospectus Summary; Description of Securities;
                                                         Underwriting

  10. Interests of Named Experts and Counsel  . . . .    Not Applicable

  11. Information with Respect to the Registrant  . .    Inside Front Cover Page of Prospectus;
                                                         Prospectus Summary; The Company; Use of
                                                         Proceeds; Price Range of Common Stock; Dividend
                                                         Policy; Capitalization; Selected Consolidated
                                                         Financial and Operating Data; Management's
                                                         Discussion and Analysis of Financial Condition
                                                         and Results of Operations; Business;
                                                         Management; Description of Securities;
                                                         Consolidated Financial Statements

  12. Incorporation   of   Certain   Information    by   Documents Incorporated by Reference
      Reference . . . . . . . . . . . . . . . . . . .

  13. Disclosure  of  Commission  Position  on  Indem-
      nification for Securities Act Liabilities . . .    Not Applicable

                    SUBJECT TO COMPLETION, DATED MAY 4, 1995
PROSPECTUS
                                1,100,000 Shares                          [LOGO]

                             COMPUTER HORIZONS CORP.

                                  Common Stock
                               __________________

   Except as otherwise indicated, all information in this Prospectus has been adjusted to reflect the three-for-two Common Stock split effected as a dividend to be paid on May 30, 1995 to holders of record on May 9, 1995.

   Of the 1,100,000 shares of Common Stock offered hereby, 1,025,000 are being offered by the Company and 75,000 are being offered by the Selling Shareholder. The Common Stock is traded on the Nasdaq National Market under the symbol "CHRZ." On an unadjusted basis, the closing sales price for the Common Stock on May 2, 1995 as reported on the Nasdaq National Market was $19.125 per share, or $12.75 per share as adjusted.
                               __________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           Underwriting                   Proceeds to
                                            Price         Discounts and    Proceeds to      Selling
                                         to Public        Commissions(1)    Company(2)    Shareholder
Per Share . . . . . . . . . . . .    $                 $                  $             $
Total(3)  . . . . . . . . . . . .    $                 $                  $             $

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2)   Before deducting expenses payable by the Company, estimated at $         .
(3) The Company and the Selling Shareholder have granted the Underwriters a 30-day option to purchase up to 165,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise the option in whole or in part, the shares of Common Stock purchased thereunder will be sold by the Selling Shareholder to the extent that he, in his discretion, so elects, and the Company will sell the balance, if any, of the shares thereunder. If the option is exercised in full, the total Price to Public
      and Underwriting Discounts and Commissions will be $           and $
      , respectively. If all of the shares covered by the option are sold by the Selling Shareholder, the proceeds to the Selling Shareholder will be $
             ; if all of the shares covered by the option are sold by the
      Company, the total Proceeds to the Company will be $             .  See
      "Selling Shareholder" and "Underwriting."
                              _____________________

   The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions, including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that
delivery of the shares will be made on or about               , 1995, at the
offices of Janney Montgomery Scott Inc., 26 Broadway, New York, New York.
                              _____________________
Janney Montgomery Scott Inc.                               Robert W. Baird & Co.
                                                              Incorporated
                 The date of this Prospectus is           , 1995

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such State.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "PLAN OF DISTRIBUTION."

                                  ____________


                              AVAILABLE INFORMATION

   The Prospectus omits certain of the information contained in the Registration Statement relating to the securities offered hereby which is on file with the Securities and Exchange Commission (the "Commission"). The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements, and other information with the Commission. Such Registration Statement, periodic reports, proxy statements, and other information can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60061. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.


                       DOCUMENTS INCORPORATED BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1995, which have been filed with the Commission by the Company pursuant to the Exchange Act, are incorporated by reference into this Prospectus and made a part hereof.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes, or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into documents which this Prospectus incorporates). Requests should be directed to: Corporate Secretary, Computer Horizons Corp., 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046, telephone number (201) 402-7400.


                                  ____________

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus.

   Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) has been adjusted to reflect the three-for-two Common Stock dividends paid on April 13, 1993 and March 22, 1994 and the three-for-two Common Stock split effected as a dividend to be paid on May 30, 1995 to holders of record on May 9, 1995. Unless the context otherwise requires, all references in this Prospectus to the Company refer to Computer Horizons Corp. and its subsidiaries.


                                   The Company

   The Company provides a wide range of information technology services and solutions to major corporations. Historically, a professional services staffing firm, the Company has, over the past four years, developed the technological and managerial infrastructure to offer its clients value added services including client/server systems development and migration, network and facility management and administration, systems and business process re-engineering and outsourcing ("solutions"). The Company markets solutions to both existing and potential clients with the objective of becoming one of such clients' preferred providers of comprehensive information technology services and solutions. Solutions engagements, which represented less than five percent of the Company's consolidated revenues in 1992, accounted for approximately 25% of its consolidated revenues in 1994. The Company believes that the range of services and solutions that it offers, combined with its national network of branch offices, provides it with significant competitive advantages in the information technology marketplace.

   The Company's clients primarily are Fortune 1,000 companies with significant information technology budgets and recurring staffing or software development needs. In 1994, the Company provided information technology services to 455 clients, including 55 to which it provided solutions. Among the Company's solutions clients were American Telephone & Telegraph Company ("AT&T"), BellSouth Corporation, Citicorp, The Dow Chemical Company, Florida Power & Light Co., Ford Motor Company, International Business Machines Corporation ("IBM"), Merrill Lynch & Co., Inc., NYNEX Corporation and The Prudential Insurance Company of America. The Company believes that its large client base presents excellent opportunities for further marketing of its solutions capabilities.
See "Business -- Strategies."

   The Gartner Group, an industry research firm, estimates that the worldwide information technology services market was approximately $11.8 billion in 1994, and projects that such market will grow to approximately $25.1 billion by 1999. The commercial information technology services industry is highly fragmented and without a dominant company. Competitors vary by market segment and geographic area, and range from national accounting firms, the professional service groups of computer equipment companies and large scale independent firms to small regional and niche firms.

   The Company believes that a number of factors will cause the demand for information technology services to continue to grow. These factors include global competition, businesses' focus on "core competencies," accelerating technological change and the need for enterprise-wide system integration arising from the rapid growth in the number of software applications and end-users throughout organizations. The principal technology-driven change is the continuing movement by large corporations to open, distributed computer networks using client/server architecture. These technological changes are making it increasingly difficult and expensive for businesses to maintain in-house the necessary technical and management capabilities to handle all of their information technology needs. Information technology service providers such as the Company allow clients to maximize their information technology resources.

   The Company has 29 branch offices in 22 states across the United States and a staff of approximately 2,200, including approximately 1,900 software professionals. Its solutions engagements are supported, developed and managed by specialized groups thereby assuring that each solutions engagement is performed with the same state-of-the-art methodologies and processes and proven management techniques.

   The Company's strategy is to continue its growth and further establish its position as a comprehensive provider of information technology services and solutions by (i) increased marketing of solutions to existing clients; (ii) enhancing its solutions capabilities; (iii) acquiring entities that may provide the Company with further competitive advantages and enhanced profitability; and
(iv) developing off-shore facilities that give more cost effective alternatives to clients. See "Business -- Strategies."


                                  ____________


                                                         The Offering

Common Stock offered by the Company . . . . . . . .     1,025,000 shares.

Common Stock offered by the Selling Shareholder . .     75,000 shares.
Common Stock to be outstanding after the offering .     10,018,937 shares (1).

Use of Proceeds . . . . . . . . . . . . . . . . . .     Repayment of short-term debt, working capital and other general corporate purposes, including possible acquisitions.  See "Use of
                                                        Proceeds."

Nasdaq National Market Symbol . . . . . . . . . . .     CHRZ

__________________

(1) Does not include 1,072,535 shares subject to outstanding options granted under the Company's stock option and appreciation plans with a weighted average exercise price of $5.40. See Note 4 to Notes to Consolidated Financial Statements.


                               (Prospectus Summary continues on following page.)

                                              Summary Consolidated Financial Data


                                                                                        Three Months Ended
                                                  Year Ended December 31,                   March 30,
                                      -----------------------------------------------   ------------------
                                          1990      1991     1992      1993      1994      1994     1995
                                          ----      ----     ----      ----      ----      ----     ----
                                                    (In thousands, except per share data)
Income Statement Data:
Revenues  . . . . . . . . . . . . . . $ 99,432  $ 94,543 $102,206  $121,550  $152,192  $ 33,171 $ 43,867
Income from operations  . . . . . . .    6,754     4,777    4,470     7,494    11,011     2,235    3,207
Income before income taxes  . . . . .    5,868     4,084    3,892     6,910    10,373     2,085    3,032
Net income  . . . . . . . . . . . . . $  3,334  $  2,266 $  2,026  $  3,704  $  5,686  $  1,114 $  1,682
Net income per share of Common Stock  $    .38  $    .26 $    .22  $    .37  $    .60  $    .12 $    .18
Weighted average number of shares
     of Common Stock outstanding  . .    8,676     8,802    9,083     9,996     9,506     9,520    9,502


                                                 December 31,                 March 30, 1995
                                                     1994                -----------------------
                                               --------------            Actual   As Adjusted(1)
                                                                         ------   --------------
Balance Sheet Data:
Working capital . . . . . . . . . . . . . . . .  $ 20,484             $ 21,826     $
Total assets  . . . . . . . . . . . . . . . . .    49,150               51,461
Notes payable - banks (2) . . . . . . . . . . .     3,200                3,950          --
Long-term debt, including current portion . . .     5,844                5,716       5,716
Shareholders' equity  . . . . . . . . . . . . .    29,917               31,723

__________________

(1)   Adjusted to give effect to the receipt by the Company of the net proceeds
      from the offering at an assumed public offering price of $      per share,
      after deducting estimated offering expenses of $          , and the
      application of such proceeds.  See "Use of Proceeds."
(2) Represents amounts outstanding under the Company's lines of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 USE OF PROCEEDS
   The net proceeds from the sale of the 1,025,000 shares of Common Stock
offered by the Company, assuming an offering price of $         per share and
after deducting underwriting discounts and commissions and other expenses of the
offering estimated at $          ($           if the Underwriters' over-
allotment option is exercised in full and the shares are sold by the Company),
will be approximately $          ($           if the Underwriters' over-
allotment option is exercised in full and the shares are sold by the Company). The Company will not receive any of the proceeds from the sale of the 75,000 shares of Common Stock being offered by the Selling Shareholder.

   The Company intends to use approximately $6,000,000 of the net proceeds to repay the outstanding indebtedness under its lines of credit with two banks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." During 1994, the weighted average interest rate under these lines of credit was 6.71%. The Company does not intend to use any of the net proceeds to prepay the Company's outstanding principal amount of long-term debt of $4,300,000 at May 2, 1995 because such prepayment would trigger certain penalties.

   The Company intends to use the balance of the net proceeds for working capital and other general corporate purposes, including the expansion of its business. The Company may use a portion of the net proceeds to acquire other information technology businesses, although there can be no assurance that any such acquisition will be made. While the Company regularly evaluates acquisition and merger candidates, conducts preliminary discussions and intends to pursue acquisition and merger opportunities available to it, the Company has no present commitments or agreements with respect to any such acquisition or merger. Pending its use, the Company intends to invest the net proceeds in short-term, investment grade securities.

                           PRICE RANGE OF COMMON STOCK

   The Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol CHRZ. The following table sets forth for each period indicated the high and low closing sales prices for the Common Stock as reported on the Nasdaq National Market. Such prices do not include retail markups, markdowns or commissions. The following information has been adjusted to reflect the three-for-two Common Stock split effected as a dividend to be paid on May 30, 1995 to holders of record of Common Stock on May 9, 1995.
                                                       High     Low
                                                       ----     ---
            1993
               First Quarter  . . . . . . . . . . .  $ 3.55   $ 2.74
               Second Quarter . . . . . . . . . . .    3.67     3.03
               Third Quarter  . . . . . . . . . . .    4.95     3.22
               Fourth Quarter . . . . . . . . . . .    5.95     4.33

            1994
               First Quarter  . . . . . . . . . . .    8.33     5.17
               Second Quarter . . . . . . . . . . .    8.17     5.50
               Third Quarter  . . . . . . . . . . .    8.00     5.50
               Fourth Quarter . . . . . . . . . . .   10.50     7.67

            1995
               First Quarter  . . . . . . . . . . .   12.67     8.83
               Second Quarter (through May 2, 1995)   14.00    11.00

   On May 2, 1995, the last reported sale price of the Common Stock was $12.75 per share. As of May 1, 1995, the Company had approximately 1,139 stockholders of record.

                                 DIVIDEND POLICY

   The Company has never paid cash dividends on the Common Stock and does not contemplate paying cash dividends on the Common Stock in the foreseeable future. Earnings, if any, will be used to finance the development and expansion of the Company's business. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The amount of cash dividends the Company may pay on the Common Stock is limited by the agreement governing its long-term debt.

                                 CAPITALIZATION

   The following table sets forth the Company's short-term and long-term debt, shareholders' equity and total capitalization as of March 30, 1995 and as adjusted to reflect the sale of the 1,025,000 shares of Common Stock offered by
the Company at an assumed public offering price of $         per share and the
application of the net proceeds therefrom.


                                                                                          March 30, 1995
                                                                                    -----------------------------
                                                                                      Actual      As Adjusted (1)
                                                                                      ------      -----------
                                                                                            (In thousands)
             Notes payable - banks (2) . . . . . . . . . . . . . . . . . . . . .     $  3,950          $ --
             Long-term debt, including current portion . . . . . . . . . . . . .        5,716           5,716
             Shareholders' equity:
                 Preferred Stock, $.10 par value; authorized and unissued,
                      200,000 shares, including, 50,000 shares of Series A   . .         --               --
                 Common Stock, $.10 par value; authorized, 30,000,000 shares;
                      issued, 10,758,320 and 11,783,320 shares, as adjusted(1)          1,076           1,178
                 Additional paid-in capital  . . . . . . . . . . . . . . . . . .       13,762
                 Retained earnings   . . . . . . . . . . . . . . . . . . . . . .       31,533          31,533
                                                                                     --------       ---------
                                                                                       46,371
                 Less shares held in treasury, at cost, 1,786,883 shares   . . .       14,648          14,648
                                                                                     --------       ---------
                           Total shareholders' equity  . . . . . . . . . . . . .       31,723
                                                                                     --------       ---------
             Total capitalization  . . . . . . . . . . . . . . . . . . . . . . .     $ 41,389       $
                                                                                     ========       =========

___________________

(1) Does not include 1,072,535 shares subject to outstanding options granted under the Company's stock option and appreciation plans with a weighted average exercise price of $5.40. See Note 4 to Notes to Consolidated Financial Statements.

(2)   Represents amounts outstanding under the Company's lines of credit.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The selected financial data as of March 30, 1995 and for the three months ended March 30, 1994 and 1995 have been derived from the unaudited consolidated financial statements of the Company and notes thereto included elsewhere in this Prospectus and should be read in conjunction with those unaudited consolidated financial statements and notes and reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to present fairly the data as of such date and for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year. The selected financial data as of and for the five-year period ended December 31, 1994 have been derived from the audited consolidated financial statements of the Company. The income statement data for the years ended December 31, 1992, December 31, 1993, and December 31, 1994, and the balance sheet data at December 31, 1993 and December 31, 1994, are derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto included elsewhere in this Prospectus and should be read in conjunction with those consolidated financial statements and notes. The income statement data for the years ended December 31, 1990 and December 31, 1991, and the balance sheet data at December 31, 1990, December 31, 1991 and December 31, 1992 are derived from audited consolidated financial statements not included or incorporated by reference in this Prospectus.

                                                                                      Three Months
                                                                                        Ended
                                              Year Ended December 31,                   March 30,
                                 ---------------------------------------------    ------------------
                                     1990     1991     1992      1993     1994        1994     1995
                                     ----     ----     ----      ----     ----        ----     ----
                                                (In thousands, except per share data)
Income Statement Data:
Revenues  . . . . . . . . . . .  $ 99,432 $ 94,543 $102,206  $121,550 $152,192    $ 33,171 $ 43,867
Costs and expenses:
  Direct costs  . . . . . . . .    71,563   68,098   74,200    87,800  108,189      23,655   31,366
  Selling, administrative and
  general . . . . . . . . . . .    21,115   21,668   22,651    26,256   32,992       7,281    9,294
  Merger and related expenses
  (1) . . . . . . . . . . . . .        --       --      885        --       --          --       --
Income from operations  . . . .     6,754    4,777    4,470     7,494   11,011       2,235    3,207
Other income (expense):
  Interest income . . . . . . .       156      312      312       235       53          35       37
  Interest expense  . . . . . .    (1,042)  (1,005)    (890)     (819)    (691)       (185)    (212)
                                 -------- -------- --------  -------- --------    -------- --------
Income before income taxes  . .     5,868    4,084    3,892     6,910   10,373       2,085    3,032
Income taxes  . . . . . . . . .     2,534    1,818    1,866     3,206    4,687         971    1,350
                                 -------- -------- --------  -------- --------    -------- --------
Net income  . . . . . . . . . .  $  3,334 $  2,266 $  2,026  $  3,704 $  5,686    $  1,114 $  1,682
                                 ======== ======== ========  ======== ========    ======== ========
Net income per share:
  Primary . . . . . . . . . . .  $    .38 $    .26 $    .22  $    .37 $    .60    $    .12 $    .18
  Fully diluted . . . . . . . .  $    .38 $    .26 $    .22  $    .36 $    .60    $    .12 $    .18
Weighted average number of
  shares outstanding:
  Primary . . . . . . . . . . .     8,676    8,802    9,083     9,996    9,506       9,520    9,502
  Fully diluted . . . . . . . .     8,775    8,828    9,230    10,331    9,534       9,558    9,562

                                                     December 31,                           March
                                                                                              30,
                                  ----------------------------------------------------   ----------
                                      1990       1991       1992       1993       1994       1995
                                      ----       ----       ----       ----       ----       ----
                                                       (Dollars in thousands)
Balance Sheet Data:
   Working capital . . . . . . .  $ 17,573   $ 18,972   $ 20,317   $ 17,531   $ 20,484   $ 21,826
   Total assets  . . . . . . . .    36,683     37,220     41,249     40,600     49,150     51,461
   Notes payable - banks (2) . .        --         --         --         --      3,200      3,950
   Long-term debt, including
     current portion . . . . . .    10,325     10,000      8,572      7,399      5,844      5,716
   Shareholders' equity  . . . .    19,010     21,711     26,856     25,689     29,917     31,723

   Operating Data:
   Employees . . . . . . . . . .     1,258      1,251      1,414      1,603      2,150      2,202
   Branch offices  . . . . . . .        24         24         27         27         29         29

_______________
(1) In 1992, the Company recorded a non-recurring charge of $885,000 resulting from the acquisition of Worldwide Computer Services Inc. The charge consisted of redundant facility and personnel expenses. See Note 2 of Notes to Consolidated Financial Statements.
(2)   Represents amounts outstanding under the Company's lines of credit.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements, including the Notes thereto, and Selected Consolidated Financial and Operating Data included elsewhere in this Prospectus. Historical results are not necessarily indicative of trends in operating results for any future period.

Results of Operations
   The following table sets forth, for the periods indicated (i) certain income and expense items expressed as a percentage of the Company's consolidated revenues and (ii) the percentage increase in the amount of such items in 1994 compared to 1993 and the first quarter of 1995 compared to the first quarter of 1994, respectively:

                             Year Ended December 31,    Percentage       Three Months Ended March 30,   Percentage
                            ------------------------     Increase        ----------------------------    Increase
                              1992    1993     1994      1993/1994            1994        1995           1994/1995
                            ------------------------    ----------       ----------------------------   ----------
Revenues  . . . . . . . .   100.0%   100.0%   100.0%      25.2%             100.0%       100.0%            32.2%
Direct costs  . . . . . .    72.6     72.2     71.1       23.2               71.3         71.5             32.6
Selling, administrative
and general . . . . . . .    22.2     21.6     21.7       25.7               21.9         21.2             27.6
Income from operations  .     4.4(1)   6.2      7.2       46.9                6.7          7.3             43.5
Interest expense, net . .     0.6      0.5      0.4        9.2                0.5          0.4             16.7
Income before income
 taxes  . . . . . . . . .     3.8      5.7      6.8       50.1                6.3          6.9             45.4
Net income  . . . . . . .     2.0      3.0      3.7       53.5                3.4          3.8             51.0

________________________

(1) Reflects a non-recurring charge of $885,000 resulting from the acquisition of Worldwide Computer Services Inc. This charge consisted of redundant facility and personnel expenses. (See Note 2 of Notes to Consolidated Financial Statements.)

Revenues

   Consolidated revenues for the first quarter of 1995 increased 32% compared to the first quarter of 1994. The increase was the result of both the further development of the Company's solutions business and the continued expansion in its core business of providing professional software personnel services.

   Consolidated revenues in 1994 increased by 25% compared to 1993, and in 1993 consolidated revenues increased by 19% compared to 1992. The increase in 1994 was attributable equally to the expansion of the Company's professional software personnel services business and the continued development of its solutions business. See "Business -- Overview." The increase in consolidated revenues in 1993 was attributable to the acquisition in August 1992 of Worldwide Computer Services Inc. (see Note 2 of Notes to Consolidated Financial Statements) and internal expansion. The Company began the development of its solutions business in 1991.

   The Company provides its services primarily to businesses in five principal Standard Industrial Classification Code sectors. The largest portion of the Company's consolidated revenues in each of 1994, 1993 and in 1992 was derived from manufacturing sector clients, 28% in each of 1994 and 1993 and 24% in 1992. In dollars, these amounts were $42.9, $34.1 and $24.6 million in 1994, 1993 and 1992, respectively. Revenues were broad-based within this sector, with particular emphasis in transportation, petroleum refining and chemical/allied products manufacturing.

   Consolidated revenues derived from financial services clients were 26% of Company revenues in each of 1994 and 1993 and 23% in 1992. In dollars, such revenues were $39.9, $31.5 and $23.1 million in 1994, 1993 and 1992, respectively. The increase in consolidated revenues from 1992 to 1994 was experienced across all subsectors, including insurance, brokerage, banking and non-depository credit institutions.

   Telecommunications/utilities clients represented 23% of the Company's consolidated revenues in 1994, 24% in 1993, and 26% in 1992. In dollars, the 1994, 1993 and 1992 amounts were $35.0, $28.8 and $26.4 million, respectively.

   The Company's services sector, which includes business services and computer processing services, recognized significantly increased revenues during the three-year period. For 1994, 1993 and 1992, revenues from this sector were 15%, 13% and 13%, respectively, of the Company's consolidated revenues. In dollars, the amounts were $22.5, $16.3 and $13.2 million.

   Wholesale/retail trade clients contributed revenues of $11.9, $10.9 and $14.9 million in 1994, 1993 and 1992, respectively, representing 8%, 9% and 15% of the Company's consolidated revenues, respectively. But for a large retail project completed in 1992, this sector has been relatively flat.

Direct Costs

   Direct costs as a percentage of consolidated revenues were 71.5% and 71.3% for the first quarters of 1995 and 1994, respectively. Direct costs as a percentage of consolidated revenues were 71.1%, 72.2% and 72.6% for 1994, 1993 and 1992, respectively. The improvements in 1994 and 1993 were attributable to the Company's implementation of tighter controls over pricing, wages, costs and benefits.

Selling, Administrative and General

   Selling administrative and general expenses were 21.2% of consolidated revenues for the first quarter of 1995, compared to 21.9% for the same period in 1994. This decrease is attributable to both tighter cost controls and higher consolidated revenues during the past year. The dollar expenditures were $9.3 million and $7.3 million for the respective periods.

   Selling, administrative and general expenses have remained essentially stable as a percentage of consolidated revenues: 21.7%, 21.6% and 22.2% for 1994, 1993 and 1992, respectively. In dollars, they were $33.0, $26.3 and $22.7 million, respectively, for these years.

Profitability

   Consolidated income from operations was $3.2 million in the first quarter of 1995, compared to $2.2 million in the first quarter of 1994, representing 7.3% and 6.7% of consolidated revenues, respectively. The gains are primarily attributable to increased revenues and various cost containment initiatives. The Company's business is labor intensive and, as such, is sensitive to inflationary trends, client billing rates, as well as payroll costs.

   Consolidated income from operations was $11.0 million in 1994, compared to $7.5 million in 1993 and $4.5 million in 1992. As a percentage of consolidated revenues, income from operations were 7.2%, 6.2% and 4.4% for 1994, 1993 and 1992, respectively. The gains are attributable to increased revenues, improved gross margins and containment of selling, administrative and general expenses. The Company's business is labor intensive and, as such, is sensitive to inflationary trends. This sensitivity applies to client billing rates as well as payroll costs.

   Consolidated net income for the first quarter of 1995 was $1.7 million, or $.18 per share, compared with $1.1 million, or $.12 per share in 1994. The Company's effective tax rate for Federal, state and local income taxes was 44.5% and 46.6% for the first quarter of 1995 and 1994, respectively. The effective rate for the first quarter of 1995 decreased due to profits increasing more than non-tax benefited charges. After accounting for non-tax benefited charges such as goodwill amortization and certain travel and entertainment deduction limitations, the Company's standard marginal income tax rate for these periods was approximately 42%.

   Consolidated net income for 1994 was $5.7 million, or $.60 per share, compared with $3.7 million, or $.37 per share, in 1993, and $2.0 million, or $.22 per share, in 1992. The Company's effective tax rate for Federal, state and local income taxes was 45.2%, 46.4% and 47.9% for 1994, 1993 and 1992, respectively.

Liquidity and Capital Resources

   As of March 30, 1995, the Company had a current ratio of 2.5 to 1. Available bank lines of credit totaled $8.0 million at March 30, 1995 ($12.0 million less $4.0 million outstanding). As of May 2, 1995, the outstanding borrowings under these facilities was $6.2 million. Borrowings have been used to finance the growth in accounts receivable resulting from increased revenues and, in the first quarter of 1995, the effect of normal year-end purchase order expirations and resultant payment delays. Borrowings also were used to finance the repurchase of shares of Common Stock for approximately $2.8 million from the Company's former Vice Chairman and Executive Vice President, who announced his retirement in October 1994, effective February 15, 1995. During 1994, the average outstanding amount under such lines of credit was $1.1 million and the weighted average interest rate was 6.71%. During 1993, the Company borrowed $4.0 million at the lender's prime lending rate (6%) to finance the purchase of treasury stock. This loan was repaid prior to December 31, 1993. See Note 4 of Notes to Consolidated Financial Statements.

   The Company's long-term debt consists primarily of notes issued to a financial institution in the outstanding principal amount of $5.7 million as of March 30, 1995. The notes are payable in installments of $1.4 million on April 15th of each year through 1998 and bear interest at the rate of 9.55% per annum.

   The Company has certain contingent payment obligations over the next several years and will pay an aggregate of approximately $0.5 million in 1995 pursuant to such obligations. See Note 2 of Notes to Consolidated Financial Statements. In April 1995, the Company contributed $0.5 million for its 50% interest in a joint venture with the Birla Group of India, a large multi-national conglomerate. See "Business - Recent Solutions Capability Developments."

   The Company believes that the net proceeds of this offering, together with its lines of credit and internally generated funds, will permit it to repay the outstanding short-term debt, to continue to meet its working capital obligations and fund the further development of its business for the next 12 months.

                                    BUSINESS
Overview

   The Company provides a wide range of information technology services and solutions to major corporations. Historically, a professional services staffing firm, the Company has, over the past four years, developed the technological and managerial infrastructure to offer its clients value added services including client/server systems development and migration, network and facility management and administration, systems and business process re-engineering and outsourcing ("solutions"). The Company markets solutions to both existing and potential clients with the objective of becoming one of such clients' preferred providers of comprehensive information technology services and solutions. Solutions engagements, which represented less than five percent of the Company's consolidated revenues in 1992, accounted for approximately 25% of its consolidated revenues in 1994. The Company believes that the range of services and solutions that it offers, combined with its national network of branch offices, provides it with significant competitive advantages in the information technology marketplace.

   The Company's clients primarily are Fortune 1,000 companies with significant information technology budgets and recurring staffing or software development needs. In 1994, the Company provided information technology services to 455 clients, including 55 to which it provided solutions. Among the Company's solutions clients were American Telephone & Telegraph Company ("AT&T"), BellSouth Corporation, Citicorp, The Dow Chemical Company, Florida Power & Light Co., Ford Motor Company, International Business Machines Corporation ("IBM"), Merrill Lynch & Co., Inc., NYNEX Corporation and The Prudential Insurance Company of America. The Company believes that its large client base presents excellent opportunities for further marketing of its solutions capabilities.
See "Business -- Strategies."

   The Company has 29 branch offices in 22 states across the United States and a staff of approximately 2,200, including approximately 1,900 software professionals. Its solutions engagements are supported, developed and managed by specialized groups based at the Company's headquarters, thereby assuring that each solutions engagement is performed with the same state-of-the-art methodologies and processes and proven management techniques.


The Commercial Information Technology Services Industry

   The Company competes in the commercial information technology services industry. Commercial information technology services consist of the development, operation and maintenance of computerized information systems. The Gartner Group, an industry research firm, estimates that the worldwide commercial and governmental information technology services market was approximately $11.8 billion in 1994, and projects that such market will grow to approximately $25.1 billion by 1999. The principal buyers of commercial information technology services are large corporations with recurring staffing and solutions needs. The industry is highly fragmented and without a dominant company. Competitors vary by market segment and geographic area, and range from several of the "Big Six" accounting firms, the professional service groups of computer equipment companies and large scale outsourcers such as Electronic Data Systems Corporation, to small regional and niche firms, although there has been a trend in the past decade towards consolidation, with larger companies gaining revenue and expertise by acquiring smaller firms.

   The Company believes that a number of factors will cause the demand for commercial information technology services to continue to grow. These factors include global competition, businesses' focus on "core competencies," accelerating technological change and the need for enterprise-wide system integration arising from the rapid growth in the number of software applications and end-users throughout organizations. The principal technology-driven change is the continuing movement by large corporations to open, distributed computer networks using client/server architecture. These technological changes are making it increasingly difficult and expensive for businesses to maintain in-house the necessary technical and management capabilities to handle all of their information technology needs. Commercial information technology service providers such as the Company allow clients to maximize their information technology resources.

   The major technological development in information services in recent years has been the transition to distributed and open computing environments utilizing client/server architectures. Historically, enterprise-wide computing has been conducted on proprietary host-based systems operating on mainframes and minicomputers typically supplied by a single vendor. These host-based systems offered centralized data processing to a small group of users and helped automate tasks such as financial reporting. In the 1980s, the ease-of-use and low cost of personal computers, combined with the increased availability of computer end-user software, such as financial spreadsheets and word processing, led to rapid growth in the number of computer users throughout organizations. Computing environments became increasingly varied and included personal computers and workstations from different vendors as well as traditional minicomputers and mainframes, all of which were interconnected by local area networks ("LANs"). This decentralized, or distributed, computing environment soon required organizations to seek methods of improving communication and information processing across varying computer hardware and software configurations. The resultant move to open, standards based computing environments continues to accelerate today as a result of improvements in price/performance ratios for computer systems and advances in open computing standards and enabling technologies.

Strategies

   The Company's objective is to continue its growth and further establish its position as a comprehensive provider of information technology solutions and services. The Company's principal strategies for achieving these goals are as follows:

- - Increased Marketing of Solutions to Existing Clients. The Company has established long-term relationships with many of its clients. During 1994, 1993 and 1992, 93.2%, 91.8% and 88.5%, respectively, of the Company's revenues were derived from clients to which it had provided services or solutions in the preceding year. The Company believes that the access and goodwill these client relationships offer provide it with significant advantages in marketing additional services and solutions to such clients. The Company believes that its long-term client relationships and ability to work in partnership with its clients throughout the life cycle of their information systems, from design and development through testing and implementation to refurbishment and re-engineering, combined with its ability to outsource or staff the operation of such systems, distinguishes it from many of its competitors and provides it with the opportunity to become a preferred provider for a broad range of its existing and new clients' information technology solutions needs.

- - Enhancing its Solutions Capabilities. The Company believes that it will be able to increase the revenues that it derives from its existing clients, increase the size of the projects that it undertakes and attract new clients by enhancing the information technology solutions that it offers. The Company has begun to develop proprietary "products": solutions to specific information technology problems consisting of a package of outsourcing, project management and professional services utilizing proprietary software tools and methodologies acquired or developed by the Company. Such solutions products can serve to distinguish the Company and provide it with a significant competitive advantage. See "Business - Recent Solutions Capability Developments."

- - Acquiring Entities that May Provide the Company with Further Competitive Advantages and Enhanced Profitability. Given the highly fragmented nature of the information technology marketplace, the Company believes that significant acquisition opportunities exist. The Company continuously evaluates potential acquisition candidates for expanding its branch office network, increasing its technical expertise or providing it with other competitive advantages. The Company, however, has no present agreement or commitment with respect to any such acquisition, and there can be no assurance that any such acquisition will be consummated.

- - Developing Off-shore Facilities that Give More Cost Effective Alternatives to Clients. The Company believes that the utilization of off-shore facilities will allow it to offer its clients services and solutions in a more cost effective manner. Off-shore facilities take advantage of lower-cost technical personnel to carry out legacy systems maintenance, client/server systems development and migration, help desk activities and program design and coding. The Company has recently entered into a joint venture with the Birla Group, a major Indian industrial enterprise, to open its first such facility. See "Business - Recent Solutions Capability Developments."

Services

   In addition to its core professional services staffing business, the Company offers its clients a wide range of information technology solutions, including client/server systems development and migration, network and facilities management and administration, and systems and business process re-engineering. The Company can supply each of these solutions alone or together with others as a comprehensive package. The Company augments its ability to provide solutions utilizing state-of-the art technology by entering into arrangements with leading hardware, software and systems vendors. Pursuant to these arrangements, the Company is authorized to incorporate these entities' products in its offerings. The Company can undertake full or shared project responsibility with the client or simply provide software professionals with specified skills to augment the client's staff on an as-needed basis. Projects can be performed at the client's facilities or at the Company's own software facilities.

   The following is a brief description of certain of the Company's principal services:

- - Professional Services Staffing. Providing highly skilled software professionals to augment the internal information management staffs of major corporations remains the Company's primary business, accounting for approximately 75% of the Company's consolidated revenues in 1994. The Company offers its clients centralized vendor management, supplying their staffing needs from among the Company's approximately 1,900 software professionals. The Company is committed to expanding its professional services staffing operations in conjunction with its solutions business.

- - Client/Server Systems Development and Migration. The Company has the capability to develop and implement open computer systems using client/server architecture and integrating servers, mini and mainframe systems, workstations, terminals and communication gateways into complete, flexible networks. Such services include project management, selection of viable systems platforms, creation of migration plans, development of customized software applications, and systems and database integration. The Company specializes in integrating local area network ("LAN") environments into single heterogeneous networks and unifying enterprise networks into wide area network ("WAN") environments.

- - Network and Facilities Management and Administration. In addition to client/server systems development and migration, the Company provides comprehensive applications development and systems maintenance services for legacy systems. It can also manage, operate and administer data center facilities, including both large and small centralized main frame (or "glass house") data centers, and provide help desk and network administration services. The Company can provide (or "outsource") such services and solutions either at the client's facilities or at state-of-the-art software facilities located at its Mountain Lakes, New Jersey, Pompano Beach, Florida and Minneapolis, Minnesota branch offices and, through its new joint venture with the Birla Group, New Delhi, India. The Company's Pompano Beach facility is fully bilingual, and currently provides data processing services for the Latin American operations of a major United States bank.

- - Systems and Business Processing Re-engineering. The Company provides its clients with proven methodologies, software tools, procedures and project management practices to maximize the life span and productivity of their legacy systems. The Company's capabilities in this area extend beyond traditional re-engineering and involve creation of data and process models and the extraction of imbedded business rules.

- - Knowledge Transfer and Training. The Company offers both standard curricula and custom-tailored courses for a client's particular environment and needs. Comprehensive courses cover languages, hardware, software, tools, methodologies and management and productivity skills. The Company's offerings include application downsizing, graphical interfaces, open systems, Computer aided software engineering ("CASE") and information engineering technologies, relational technology and personal computer software and hardware. The Company also has reseller and training rights in selected markets to certain development tools used as an aid in building client/server applications.

Recent Solutions Capability Developments

   On March 9, 1995 the Company introduced its first solutions product utilizing an internally developed software tool, CHC's Signature 2000, pursuant to which the Company can identify all of the date occurrences within an application and reformat the date fields to permit the processing of dates after December 31, 1999. Many existing computer systems run software programs permitting only two digit entries for years (e.g., "95" for the year 1995) and, consequently, cannot properly process dates in the next century. The Company believes that its CHC's Signature 2000 product can update applications more quickly and inexpensively than is otherwise possible. The Company was recently awarded its first contract for its CHC's Signature 2000 product.

   Also in March, the Company announced that it had entered into a joint venture with the Birla Group, a major Indian industrial enterprise with annual sales of approximately $4.5 billion. In April, the Company and the Birla Group each made initial cash contributions of $0.5 million and each received a 50% interest in the joint venture. The Birla Group will also contribute the net assets of its existing information technology company to the joint venture, which will be known as Birla Horizons International, and the Company will provide it with technological and management support. The Company has worked successfully on solution projects with the Birla Group over the last several years and believes that the joint venture will be able to provide clients with solutions such as legacy systems maintenance, client/server systems development and migration, help desk activities and program design and coding through its software facilities in New Delhi, India more cost effectively than can be done domestically.

Organization

   The Company's organizational structure has evolved in conjunction with the development of its solutions capability. It is designed to provide clients across the United States with responsive, efficient service utilizing state-of-the art software standards, methodologies and management techniques applied consistently from engagement to engagement.

   The Company services its clients through a network of 29 branch offices located in 22 states across the United States. Each branch office is responsible for staffing the professional personnel needs of clients within its assigned geographic region. In addition, the branch offices provide the professional staff for the Company's solutions engagements in that area under the management of the specialized solutions groups described below. The number of software professionals attached to each branch office ranges from approximately 15 to 190, with the average being approximately 70. Twenty-seven of the Company's branch offices are organized into three geographic regions headed by Senior Vice Presidents who report directly to the Company's Chief Executive Officer. An additional two offices constitute the Company's Communications Clients Group, and serve primarily telecommunications companies. Set forth below is a list of the Company's branch offices:

                           Eastern Region                 Central States Region           Midwest/West Region

                           Hartford, CT                   Atlanta, GA                     Phoenix, AZ
                           Washington, DC                 Indianapolis, IN                Los Angeles, CA
                           Miami, FL                      Louisville, KY                  Colorado Springs, CO
                           Boston, MA                     Raleigh, NC                     Denver, CO
                           Mountain Lakes, NJ             Cincinnati, OH                  Cedar Rapids, IA
                           New York, NY                   Cleveland, OH                   Chicago, IL
                           Philadelphia, PA               Columbus, OH                    Kansas City, KS
                                                          Dayton, OH                      Detroit, MI
                                                          Memphis, TN                     Minneapolis, MN
                                                          Dallas, TX
                                                          Houston, TX

                                                          Communications Clients Group

                                                          Tampa, FL
                                                          Clark, NJ

   The technical and management infrastructure for the Company's solutions capability is provided by three specialized subsidiaries: Horizons Consulting, Inc. ("HCI"), Unified Systems Solutions, Inc. ("USS") and Strategic Outsourcing Services, Inc. ("SOS"). The Company established HCI in June 1992; USS was acquired by the Company in January 1993; and SOS was acquired in June 1994. Both USS and SOS were acquired in the development stage, and in each case the Company had provided initial financing to the founders. See Note 2 of Notes to Consolidated Financial Statements. Each of HCI, USS and SOS possess the technical and management resources to manage a key area of the Company's solutions capabilities: HCI provides applications development, systems maintenance and systems and business process and re-engineering for legacy systems; USS designs, develops and integrates client/server networks, effects mainframe migrations and provides related services, including custom software development and training; and SOS operates and administers glass house data facilities.

   For biographical information regarding the founders of HCI, USS and SOS, each of which reports directly to the Company's Chief Executive Officer, see "Management." Although treated as separate entities for certain internal corporate purposes, HCI, USS and SOS operate through and with the Company's branch office system. Depending upon the nature of each solutions engagement, project managers from one or more of the subsidiaries will be assigned to design and manage the project, which is staffed through the branch offices.

   The Company's knowledge transfer and training services are provided through its ComputerKnowledge division ("CKC"). CKC operates training centers in the Company's Mountain Lakes, Cincinnati, Detroit and Minneapolis offices, and provides training at client facilities throughout the United States.

Marketing and Clients

   The Company markets through a combination of account representatives located both at the branch offices and the solutions subsidiaries. Approximately
70 people are engaged in marketing full time. Account representatives are assigned to a limited number of accounts, generally no more than eight, in order to develop an in-depth understanding of each client's information technology needs and form strong client relationships. As noted above, the cross-marketing of multiple services is an important Company strategy. See "Business - Strategies." Commissions constitute a significant portion of the total compensation of account representatives, and are based upon the gross profit from business originated by each representative. Professional services are generally billed to clients on an hourly or daily basis. The Company undertakes solutions engagements on both a fixed price and best efforts basis. In fixed price arrangements, the Company bears the risk that project costs will exceed estimates. Consequently, the analysis of the scope and complexity of a project and the development of a viable, competitive bid is a critical aspect of the Company's solutions business.

   The Company focuses its marketing efforts on large businesses and institutions with significant information technology budgets and recurring staffing or software development needs. Its clients are engaged in a broad spectrum of industries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following is a selected list of clients for which the Company provided services in 1994:

                   American Express Company                  Florida Power & Light Co.    MCI Communications Corp.
                   AT&T                                      Ford Motor Company           Merrill Lynch & Co., Inc.
                   BellSouth Corporation                     GTE Corporation              NYNEX Corporation
                   British Petroleum Company P.L.C.          General Electric Company     The Prudential Insurance
                   CIGNA Corporation                         IBM                           Company of America
                   Citicorp                                  Lehman Brothers, Inc.        Time Warner Inc.
                   Eli Lilly and Company

   The Company has historically derived, and expects in the future to derive, a significant percentage of its total revenue from a relatively small number of clients. In 1994, the Company's two largest clients, AT&T and IBM, accounted for 9% and 6%, respectively, of consolidated revenues, but the Company provided services through various engagements for a number of different divisions of each of these clients.

   In accordance with industry practice, most of the Company's contracts are terminable by either the client or the Company on short notice. The Company does not believe that backlog is material to its business.

Professional Staff and Recruitment

   As of March 30, 1995 the Company had a staff of approximately 2,200, including approximately 1,900 software professionals. As of that date, approximately 350 of the Company's software professionals were working on solutions engagements.

   The Company's success is dependent upon its ability to attract and retain qualified professional computer personnel. In particular, competition for the limited number of qualified project managers and professionals with certain "niche" skills, such as a working knowledge of certain sophisticated computer software, is intense. Although the Company generally has been successful in attracting employees with the skills needed to fulfill customer engagements, demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology. Accordingly, the Company devotes significant resources to recruitment, maintaining over 50 recruiters at the branch, regional and corporate levels. Each potential applicant is interviewed, tested and graded by the Company's recruiting personnel, and the applicant's file is scanned into the Company's imaged-based centralized repository. This data base, which may be accessed by appropriate personnel throughout the Company, can be searched by a number of different criteria, including specific skills or qualifications.

Competition

   The commercial information technology services market is highly competitive and served by numerous firms, many of which serve only their respective local markets. The market includes participants in a variety of market segments, including systems consulting and integration firms, professional services companies, application software firms, temporary employment agencies, the professional service groups of computer equipment companies such as Hewlett-Packard Company, Unisys Corporation and Digital Equipment Corporation, facilities management and management information systems ("MIS") outsourcing companies, certain "Big Six" accounting firms, and general management consulting firms. The Company's competitors also include companies such as Andersen Consulting, Technology Solutions Corporation, Cambridge Technology Partners, Inc., SHL Systemhouse Inc., Cap Gemini America, Business System Group, the consulting division of Computer Sciences Corporation, Computer Task Group, Inc., Analysts International Corp. and Keane, Inc.

   Many participants in the information technology consulting and software solutions market have significantly greater financial, technical and marketing resources and generate greater revenues than the Company. The Company believes that the principal competitive factors in the commercial information technology services industry include responsiveness to client needs, speed of application software development, quality of service, price, project management capability and technical expertise. Pricing has its greatest importance as a competitive factor in the area of professional service staffing. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate skilled technical and management personnel, the ownership by competitors of software used by potential clients, the price at which others offer comparable services and the extent of its competitors' responsiveness to customer needs.

Intellectual Property Rights

   The Company's success is dependent in part upon its software development methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, technical measures and copyright and trademark laws to protect its proprietary rights. The Company holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

   The Company's business includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to the client. In addition, the Company also develops object-oriented software components that can be reused in software application development and certain foundation and application software products, or software "tools," most of which remain the property of the Company.

   Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.


Facilities

   The Company's principal executive offices, the headquarters of HCI, USS, SOS and CKC, one of its three software/outsourcing facilities are located in two facilities with an aggregate of approximately 56,000 square-feet and are leased at an aggregate current annual rent of approximately $800,000 for terms expiring on December 31, 1999. The Company's remaining 28 offices, including two additional software facilities, aggregate approximately 83,000 square feet and are leased at aggregate current annual rents of approximately $1,146,000 for various terms, with no lease commitment extending past May 15, 2000.

                                   MANAGEMENT
   The following table sets forth certain information with respect to the Company's directors and senior management.


        Name                   Age                              Position
        ----                   ---                              --------
John J. Cassese                50         Chairman of the Board and President
Thomas J. Berry                70         Director
Wilfred R. Plugge              71         Director
Bernhard Hubert                50         Executive Vice President
Michael Shea, CPA              35         Chief Accounting Officer and Controller
Barry D. Olson                 46         Senior Vice President
Robert J. Palmieri             43         Senior Vice President
Terry C. Quinn                 38         Senior Vice President
David W. Bialick, CPA          52         Vice President and Treasurer
Charles J. McCourt             51         Vice President
David M. Reingold              47         Vice President - Marketing and Strategic Services
Carl T. Bergeman               57         President, ComputerKnowledge Division
John A. Sisto                  60         President, Horizons Consulting, Inc.
Edward D. Williams             62         President, Strategic Outsourcing Services, Inc.
Michael Fitton                 37         President, Unified Systems Solutions, Inc.

   John J. Cassese, a co-founder of the Company, has been its Chairman of the Board and President since 1982.

   Thomas J. Berry, a director of the Company since 1989, was Executive Advisor and Executive Assistant to the Postmaster General, U.S. Postal Services, from 1986 to 1993. Prior thereto, he was a Vice President of AT&T until his retirement in 1986.

   Wilfred R. Plugge, a director of the Company since 1983, retired in 1987 as Vice President - International Operations of SRI International, a private research institute.

   Bernhard Hubert became the Company's Executive Vice President in 1995. Prior thereto, he had been the Company's Senior Vice President and Chief Financial Officer since 1982.

   Michael Shea became the Company's Controller in March 1995. Prior thereto, he was the Director of Internal Audit, from September 1992 to February 1995, and the Manager of Financial Reporting, from January 1989 to August 1992, at Booz, Allen & Hamilton, Inc., a management consulting company.

   Barry D. Olson, who became a Senior Vice President of the Company in November 1994, has been in charge of the Company's Midwest/West Region since 1989. Mr. Olson joined the Company in 1984.

   Robert J. Palmieri became a Senior Vice President of the Company in November 1994. He has directed the Company's Eastern Region since 1992, and for a number of years prior thereto was responsible for other regions of the Company's business. Mr. Palmieri joined the Company in 1972.

   Terry C. Quinn became a Senior Vice President of the Company in charge of the Central Region in November 1994, a responsibility he had held as Regional Vice President since 1987. Prior thereto, Mr. Quinn, who joined the Company in 1983, had been a branch manager.

   David W. Bialick, CPA has been a Vice President since 1980 and the Treasurer since 1976. He also served as Controller from 1971 to March 1995.

   Charles J. McCourt has been a Regional Vice President in charge of the Communications Clients Group since 1992. Mr. McCourt held a number of project manager and marketing positions after joining the Company in 1988.

   David M. Reingold became Vice President - Marketing and Strategic Services in December 1994. He also serves as Vice Chairman of Birla Horizons International. Mr. Reingold, who joined the Company in 1978, served as the Company's Vice President responsible for corporate staffing and recruitment from 1983 to 1994.

   Carl T. Bergeman has been President of the Company's ComputerKnowledge Division since 1990. After joining the Company in 1984, he served as a Vice President of the Company responsible for consulting and professional services in the Company's then Mid-Atlantic Region.

   John A. Sisto has been President of Horizons Consulting, Inc. since its inception in 1992. He joined the Company in October 1991 and served in a sales management capacity until 1992. Prior thereto, Mr. Sisto was the Northeast Regional Manager of IBM's Professional Services Division from 1985 to 1991.

   Edward D. Williams, the founder of Strategic Outsourcing Services, Inc.'s business, has been its President since 1990.

   Michael Fitton, the founder of Unified Systems Solutions, Inc., has been its President since 1992. From 1991 to 1992, Mr. Fitton was a Vice President of General Logistics, Inc., an information technology services company. Prior thereto, he was a Director of Technical Services for the Company from 1986 to 1991.

   The Board of Directors, currently consisting of three members, intends to expand its size by two directors, with one of the newly created directorships to be filled by an outsider. Although no specific date can be given, the Board of Directors anticipates effecting such expansion during 1995.

                               SELLING SHAREHOLDER

   The following table sets forth certain information with respect to Common Stock beneficially owned by John J. Cassese, the Chairman of the Board and President and a co-founder of the Company (the "Selling Shareholder"), as of the date of this Prospectus and as adjusted to reflect the sale by the Selling Shareholder of 75,000 shares of Common Stock in the offering. The Selling Shareholder may sell up to an additional 165,000 shares of Common Stock in connection with the exercise of the Underwriting over-allotment option. See "Underwriting." Included in the aggregate shares of Common Stock beneficially owned by the Selling Shareholder are 193,125 shares that may be acquired upon the exercise of options granted under the Company's stock option and appreciation plans that either are currently exercisable or will become exercisable within 60 days of the date of this Prospectus.

                               Beneficial                                        Beneficial
                              Ownership of                                      Ownership of
                              Common Stock                                      Common Stock
                         Prior to the Offering                               After the Offering
                         ---------------------                               ------------------

                                                      Shares to
                         Number                       be sold in the      Number
                         of Shares     Percent(1)     Offering            of Shares     Percent(1)
                         ---------     -------        --------            ---------     -------
Name
- ----
John J. Cassese          1,271,559     13.8%          75,000               1,196,559    11.7%
Chairman of the Board
   and President

_____________________________
(1) The shares subject to options were deemed outstanding for purposes of this calculation.

                            DESCRIPTION OF SECURITIES

General

   The Company is authorized to issue 30,000,000 shares of Common Stock and 200,000 shares of preferred stock, $.10 par value (the "Preferred Stock"). As of May 1, 1995, 8,993,937 shares of Common Stock and no shares of Preferred Stock were outstanding. In addition, as of such date 4,414,685 shares of Common Stock were reserved for issuance under the Company's stock option plans, of which 1,072,535 shares were subject to outstanding options.

Common Stock

   Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of shareholders. Since the Common Stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors. Under New York law, the approval of the holders of two-thirds of all outstanding stock is required to effect a merger of the Company or disposition of all or substantially all of the Company's assets.

   Subject to the rights of holders of any series of Preferred Stock that may be issued in the future, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a voluntary or involuntary liquidation of the Company, all shareholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock.

   The transfer agent for the Common Stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Preferred Stock

   The Company is authorized to issue 200,000 shares of Preferred Stock in one or more series, the terms of which may be fixed by the Board of Directors. Except as described below under "Preferred Stock Purchase Rights," the Board of Directors has not created any series of Preferred Stock, and it is not possible to state the actual effect of any issuance of one or more series of preferred stock upon the rights of holders of Common Stock until the Board of Directors of the Company determines the rights of the holders of such series of preferred stock. Such effects might, however, include: (a) reduction of the amount of funds otherwise available for payment of cash dividends on Common Stock; (b) restrictions on the payment of cash dividends on Common Stock; (c) dilution of the voting power of the Common Stock, to the extent that any series of issued preferred stock has voting rights or is convertible into Common Stock; and (d) the holders of Common Stock not being entitled to share in the assets of the Company upon liquidation until satisfaction of liquidation preferences, if any, in respect of any outstanding series of preferred stock.


Preferred Stock Purchase Rights

   Pursuant to a Rights Agreement dated as of July 6, 1989, as amended ("Rights Agreement"), between the Company and Chemical Bank, as Rights Agent, each outstanding share of Common Stock has attached to it one Right which entitles the registered holder of such Share to purchase from the Company 0.0030% of a share of Series A Preferred Stock, par value $.10 per share (the "Series A Preferred"), at a price of $30.00 per one one-hundredth (1/100) of a share (the "Purchase Price"), subject to certain adjustments.

   The Rights are attached to all certificates representing shares of Common Stock and no separate Right certificates are distributed nor will be distributed until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of 20% or more of the outstanding Common Stock (an "Acquiring Person"), or (ii) 10 business days (or such later day as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be the beneficial owner of 20% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). The date of announcement of the existence of an Acquiring Person referred to in clause (i) above is hereinafter referred to as the "Share Acquisition Date."

   The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), all new Common Stock certificates issued upon the transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 16, 1999, unless earlier redeemed or exchanged by the Company as described below.

   In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provisions shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise, shares of Common Stock (or, in the Company's option, Common Stock Equivalents, as such term is defined in the Rights Agreement) having a value equal to two times the exercise price of the Right. Upon the occurrence of the event described in the first sentence of this paragraph, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has a primary purpose or effect the avoidance of the Rights Agreement, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.

   In the event that, following the earlier of the Distribution Date and the Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation,
(ii) the Company engages in a merger or other business combination transaction with another person in which the company is the surviving corporation, but in which the Common Stock are changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

   The Purchase Price payable, and the number of shares of Series A Preferred or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred,
(ii) upon the grant to holders of the Series A Preferred of certain rights, options or warrants to subscribe for shares of Series A Preferred or convertible securities at less than the current market price of the Series A Preferred, or
(iii) upon the distribution to holders of Series A Preferred of evidences of indebtedness, shares of Preferred Stock, assets or cash (excluding a regular semiannual cash dividend) or of subscription rights, options or warrants (other than those referred to above).

   The number of outstanding Rights and the number of shares of Series A Preferred issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

   With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred, which may, at the election of the Company, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred on the last trading date prior to the date of exercise.

   At any time prior to the Share Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Before the redemption period expires, it
may be extended by the Board.   Immediately upon the action of the Board of
Directors of the Company ordering the redemption of the Rights, the Rights will terminate and the only right to the holders of Rights will be to receive the Redemption Price. At any time after the time that any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (except Rights which previously have been voided as described above), in whole, but not in part, at an exchange ratio of one share of Common Stock (or one Common Stock Equivalent) per Right.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The terms of the Rights may be amended by the Company and the Rights Agent, provided, that, following the earlier of the Share Acquisition Date and the Distribution Date, the amendment does not adversely affect the interests of holders of Rights (other than an Acquiring Person) and provided that no amendment shall be made which decreases the Redemption Price.

   The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company at a time when the Rights are redeemable.

Certain Provisions of New York Law

   New York law regulates "business combinations," a term covering a broad range of transactions, between "resident domestic corporations" (as defined, which term includes the Company) and an "interested shareholder", which is defined as any person beneficially owning 20% or more of the outstanding voting stock of the resident domestic corporation or any affiliate or associate of such owner. However, if the interested shareholder has owned at least 5% of such outstanding voting stock at all times from October 30, 1985 to the date on which the interested shareholder first attains 20% ownership (the "Stock Acquisition Date"), the proposed business combination is exempt from this statute. Under the statute, a resident domestic corporation may not engage in any business combination with any interested shareholder unless (a) if the business combination is to occur within five years of the date the shareholder acquired 20% or more ownership, either the business combination or the stock acquisition was previously approved by the board of directors, or (b) the business combination is approved by a majority of outstanding voting shares (not including those shares owned by the interested shareholder) which approval may not be effectively given until approximately five years after the interested shareholder's Stock Acquisition Date, or (c) the business combination occurs after five years after the interested shareholder's Stock Acquisition Date and the consideration paid to the non-interested shareholders meets certain stringent conditions imposed by the statute. The restrictions imposed by the statute will not apply to a corporation which amends its by-laws by the affirmative vote of a majority of its outstanding voting stock (not including those shares held by an interested shareholder) to "opt out" of the statute; provided that such amendment will not be effective for 18 months after such vote and will not apply to any business combination where the Stock Acquisition Date is on or prior to the date of the amendment. The Company has not opted out of the statute and the Board of Directors does not anticipate seeking shareholder approval therefor.

                                  UNDERWRITING

   The Underwriters named below, acting through their representatives, Janney Montgomery Scott Inc. and Robert W. Baird & Co. Incorporated (together, the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement by and among the Company, the Selling Shareholder and the Underwriters (the "Underwriting Agreement"), to purchase from Company the number of shares of Common Stock set forth below opposite each such Underwriter's name, at the offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

              Underwriter                                               Number of Shares
              -----------                                               ----------------
              Janney Montgomery Scott Inc.    . . . . . . . . .
              Robert W. Baird & Co. Incorporated  . . . . . . .


                                                                          ------------

                        Total . . . . . . . . . . . . . . . . .
                                                                          ============

   The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase the total number of shares of Common Stock shown above if any of such shares are purchased.

   The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers, including the Underwriters, at such price less concession not in excess
of $              per share.  The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $             per share to certain other
dealers.

   The Company and the Selling Shareholder have granted the Underwriters an over-allotment option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 165,000 additional shares of Common Stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that any shares acquired by the Underwriters pursuant to the over-allotment option will be purchased from the Selling Shareholder to the extent that the Selling Shareholder, in his discretion, so elects, and the balance of the shares, if any, will be purchased from the Company. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The over-allotment option may be exercised for fewer than all of the shares subject to such option. The Underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

   The Company and the Selling Shareholder have agreed to indemnify the Underwriters against, or to contribute to losses arising out of, certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933.

   The Company and each of its directors and executive officers have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock (except, in the case of the Company, pursuant to the exercise of currently outstanding options granted under the Company's stock option and appreciation plans) for a period of 180 days from the date of this Prospectus without the prior written consent of Janney Montgomery Scott Inc. ("JMS").

   JMS has provided financial advisory services to the Company, including advice on capital raising strategies. The Company will pay JMS $75,000 upon completion of this offering for such services.

   The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

                                  LEGAL MATTERS

   The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Shareholder by Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York 10036. Certain legal matters in connection with this Offering will be passed upon for the Representatives by Baer Marks & Upham, a partnership including a professional corporation, 805 Third Avenue, New York, New York 10022.


                                     EXPERTS

   The consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994 appearing elsewhere in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, and have been included herein in reliance upon their authority as experts in accounting and auditing.

                             COMPUTER HORIZONS CORP.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . .  F-2

Financial Statements:
- ---------------------

Consolidated Balance Sheets at
   December 31, 1993 and 1994 and March 30, 1995 (unaudited)  . . . . . . .  F-3

Consolidated Statements of Income for the
   years ended December 31, 1992, 1993 and 1994 and for the
   three months ended March 30, 1994 and March 30, 1995 (unaudited)   . . .  F-4

Consolidated Statement of Shareholders'
   Equity for the years ended
   December 31, 1992, 1993 and 1994 and for the three months
   ended March 30, 1995 (unaudited) . . . . . . . . . . . . . . . . . . . .  F-5

Consolidated Statements of Cash Flows
   for the years ended
   December 31, 1992, 1993 and 1994 and for the three months
   ended March 30, 1994 and March 30, 1995 (unaudited)  . . . . . . . . . .  F-6

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . .  F-7

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholders
Computer Horizons Corp.

We have audited the accompanying consolidated balance sheets of Computer Horizons Corp. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Horizons Corp. and Subsidiaries as of December 31, 1994 and 1993 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for income taxes in 1993.

We have also audited Schedule II of Computer Horizons Corp. and Subsidiaries for each of the three years in the period ended December 31, 1994. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                 GRANT THORNTON LLP



Parsippany, New Jersey
January 31, 1995

                                           COMPUTER HORIZONS CORP. AND SUBSIDIARIES
                                                  CONSOLIDATED BALANCE SHEETS
                                                        (In thousands)
                                                                               December 31,              March 30,
                                                                          --------------------          -----------
 Assets                                                                      1993         1994             1995
                                                                          --------    --------          -----------
                                                                                                        (unaudited)
 Current assets:
     Cash and cash equivalents . . . . . . . . . . . . . . . . . . . .    $  4,370    $  2,278             $     234
     Accounts receivable, net of allowance for doubtful
         accounts of $462,000, $566,000 and $542,000 at
         December 31, 1993, 1994, and March 30, 1995, respectively . .      20,601      30,636                34,525
     Deferred income tax benefit . . . . . . . . . . . . . . . . . . .         414         771                   516
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         919       1,108                 1,380
                                                                           -------      ------             ---------
 Total current assets  . . . . . . . . . . . . . . . . . . . . . . . .      26,304      34,793                36,655
                                                                            ------      ------              --------
 Property and equipment:
     Furniture, equipment and other  . . . . . . . . . . . . . . . . .       4,675       5,983                 6,268
     Less accumulated depreciation . . . . . . . . . . . . . . . . . .       2,639       3,348                 3,577
                                                                           -------     -------             ---------
                                                                             2,036       2,635                 2,691
                                                                           -------     -------             ---------
 Other assets - net:
     Goodwill (Note 1) . . . . . . . . . . . . . . . . . . . . . . . .      11,286      11,065                11,337
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         974         657                   778
                                                                           -------     -------             ---------
                                                                            12,260      11,722                12,115
                                                                            ------      ------              --------
     Total Assets  . . . . . . . . . . . . . . . . . . . . . . . . . .     $40,600     $49,150              $ 51,461
                                                                            ======      ======              ========
 Liabilities and Shareholders' Equity
 Current liabilities:
     Notes payable - banks . . . . . . . . . . . . . . . . . . . . . .     $   --      $ 3,200              $  3,950
     Current portion of long-term debt (Note 3)  . . . . . . . . . . .       1,556       1,556                 1,428
     Accrued payroll, payroll taxes and benefits . . . . . . . . . . .       6,017       7,305                 6,441
     Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . .         287         560                   731
     Income taxes payable  . . . . . . . . . . . . . . . . . . . . . .         175         880                 1,422
     Other accrued expenses  . . . . . . . . . . . . . . . . . . . . .         738         808                   857
                                                                           -------     -------             ---------
 Total current liabilities . . . . . . . . . . . . . . . . . . . . . .       8,773      14,309                14,829
                                                                           -------      ------              --------
 Long-term debt (Note 3) . . . . . . . . . . . . . . . . . . . . . . .       5,843       4,288                 4,288
                                                                           -------      ------             ---------
 Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . .         295         636                   621
                                                                           -------     -------             ---------
 Commitments (Note 7)  . . . . . . . . . . . . . . . . . . . . . . . .
 Shareholders' equity:
     Preferred stock, $.10 par; authorized and unissued,
         200,000 shares, including 50,000 Series A . . . . . . . . . .
     Common stock, $.10 par; authorized, 30,000,000 shares;
         issued 10,277,514 shares, 10,715,922 shares and
         10,758,320 shares at December 31, 1993, 1994 and
         March 30, 1995, respectively  . . . . . . . . . . . . . . . .       1,028       1,072                 1,076
     Additional paid-in capital  . . . . . . . . . . . . . . . . . . .      11,664      13,642                13,762
     Retained earnings . . . . . . . . . . . . . . . . . . . . . . . .      24,165      29,851                31,533
                                                                            ------      ------                ------
                                                                            36,857      44,565                46,371
                                                                            ------      ------                ------
     Less Shares:
       Shares held in treasury, at cost; 1,437,278 shares at
        December 31, 1993 and 1,786,883 shares at December 31, 1994
        and March 30, 1995  . . . . . . . . . . . . . . . . . . . . .        10,539      14,648                14,648
         Notes receivable, officers  . . . . . . . . . . . . . . . . .         629        --                     --
                                                                           -------      ------                ------
                                                                            11,168      14,648                14,648
                                                                            ------      ------                ------
     Total shareholders' equity  . . . . . . . . . . . . . . . . . . .      25,689      29,917                31,723
                                                                            ------      ------                ------
     Total Liabilities and Shareholders' Equity  . . . . . . . . . . .     $40,600     $49,150              $ 51,461
                                                                            ======      ======              ========

The accompanying notes are an integral part of these statements.

                                           COMPUTER HORIZONS CORP. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF INCOME
                                             (In thousands, except per share data)

                                                                Year Ended                   Three Months Ended
                                                               December 31,                        March 30,
                                                  ------------------------------------    ---------------------------
                                                     1992          1993           1994          1994          1995
                                                  --------      --------     ---------    -----------    ----------

                                                                                                    (unaudited)
         Revenues (Note 8)                        $102,206      $121,550     $152,192     $    33,171    $   43,867
                                                   -------       -------      -------      ----------     ---------
         Costs and expenses:

          Direct costs   . . . . . . . . . . .      74,200        87,800      108,189          23,655        31,366

          Selling, administrative and general       22,651        26,256       32,992           7,281         9,294

          Merger and related expenses (Note 2)         885
                                                ----------    ---------- ------------       ---------     ---------
                                                    97,736       114,056      141,181          30,936        40,660
                                                 ---------      --------    ---------    ------------     ---------

         Income from operations                      4,470         7,494       11,011           2,235         3,207
                                                ----------     ---------   ----------    ------------     ---------

         Other income (expense):

          Interest income  . . . . . . . . . .         312           235           53              35            37

          Interest expense   . . . . . . . . .        (890)         (819)        (691)           (185)         (212)
                                                ----------       -------     --------   --------------    ----------

                                                      (578)         (584)        (638)           (150)         (175)
                                                ----------      --------    ---------   --------------    ----------
         Income before income taxes                  3,892         6,910       10,373           2,085         3,032
                                                ----------      --------    ---------    ------------    ----------

         Income taxes (Notes 1 and 5):

          Current  . . . . . . . . . . . . . .       1,809         3,116        5,044             915         1,095

          Deferred   . . . . . . . . . . . . .          57            90         (357)             56           255
                                               -----------     ---------     --------   -------------  ------------

                                                     1,866         3,206        4,687             971         1,350
                                                ----------      --------     --------     ----------- -------------

         Net Income                            $     2,026    $    3,704    $   5,686   $       1,114   $     1,682
                                                ==========     =========     ========    ============    ==========
         Earnings per share:

          Primary  . . . . . . . . . . . . . . $       .22   $       .37    $     .60  $          .12 $         .18
                                                ==========    ==========     ========   =============  ============

          Fully diluted  . . . . . . . . . . . $       .22   $       .36    $     .60  $          .12 $         .18
                                                ==========    ==========     ========   =============  ============

         Weighted average number of shares
         outstanding:

          Primary  . . . . . . . . . . . . . .       9,083         9,996        9,506           9,520         9,502
                                                ==========     =========     ========    ============   ===========

          Fully diluted  . . . . . . . . . . .       9,230        10,331        9,534           9,558         9,562
                                                ==========      ========     ========       =========      ========

The accompanying notes are an integral part of these statements.

                                           COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                    (Dollars in thousands)

                                       Years Ended December 31, 1992, 1993 and 1994 and
                                            the Three Months Ended March 30, 1995


                                                          Additional
                                     Common Stock                                      Treasury Stock         Notes
                                ---------------------      paid-in       Retained     -----------------    receivable
                                  Shares       Amount       capital      earnings     Shares     Amount     officers
                                ---------      ------      --------      --------     -------   --------   ----------
Balance, January 1, 1992  . .   3,378,274        $338      $  8,167      $18,435      837,578   $  4,621       $ 608
Shares issued in connection
   with acquisition . . . . .     330,000          33         3,019
Stock options exercised . . .      12,100           1            87                                               21
Net income for the year . . .                                              2,026
                               ----------      ------    ----------    ---------    --------- ----------   ---------
Balance, December 31, 1992  .   3,720,374         372        11,273       20,461      837,578      4,621         629

Three-for-two stock split
   declared March 1993  . . .   1,441,398         144          (144)
Stock options exercised . . .     204,500          21         1,026
Purchases of treasury stock .                                                         599,700      5,918
Net income for the year . . .                                              3,704
                               ----------      ------    ----------    ---------    --------- ----------   ---------
Balance, December 31, 1993  .   5,366,272         537        12,155       24,165    1,437,278     10,539         629

Three-for-two stock split
   declared February 1994 . .   1,964,497         196          (196)
Stock options exercised . . .     408,807          41         1,981
Purchases of treasury stock .                                                         349,605      4,109
Repayment of notes
   receivable, officers . . .                                                                                   (629)
Net income for the year . . .                                              5,686
                               ----------      ------    ----------    ---------    --------- ----------   ---------
Balance, December 31, 1994  .   7,739,576         774        13,940       29,851    1,786,883     14,648      ---

Three-for-two stock split
   declared April 1995
   (unaudited)  . . . . . . .   2,976,346         298          (298)
Stock options exercised
   (unaudited)  . . . . . . .      42,398           4           120
Net income for the period                                                  1,682
   (unaudited)  . . . . . . .  ----------      ------    ----------    ---------    --------- ----------   ---------
Balance, March 30, 1995
   (unaudited)  . . . . . . .  10,758,320      $1,076    $   13,762    $  31,533    1,786,883 $   14,648   $  ---
                               ==========      ======    ==========    =========    ========= ==========   =========

                                           COMPUTER HORIZONS CORP. AND SUBSIDIARIES
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        (In thousands)

                                                                    Year Ended                     Three Months Ended
                                                                   December 31,                        March 30,
                                                      ------------------------------------       ---------------------
                                                         1992         1993          1994           1994          1995
                                                      ----------    ---------     --------       --------      -------
                                                                                                    (unaudited)
 Cash flows from operating activities
   Net income  . . . . . . . . . . . . . . . . . .    $ 2,026       $ 3,704        $ 5,686       $ 1,114       $ 1,682
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Deferred taxes  . . . . . . . . . . . . .         57            90           (357)           56           255
         Depreciation  . . . . . . . . . . . . . .        575           693            754           174           229
         Amortization of intangibles . . . . . . .        401           521            568           114           117
   Changes in assets and liabilities, net of
   acquisitions:
      (Increase) decrease in accounts receivable        1,322        (3,564)        (9,770)       (6,081)       (3,889)
      (Increase) decrease in refundable income
      taxes  . . . . . . . . . . . . . . . . . . .        611           321
      (Increase) decrease in other current assets        (339)           49           (433)         (229)         (272)
      Increase (decrease) in accrued payroll,
      payroll taxes and benefits . . . . . . . . .       (224)        2,088          1,287           774          (864)
      Increase (decrease) in accounts payable  . .        476          (448)           273           602           171
      Increase (decrease) in income taxes payable                       161            705           750           542
      Increase (decrease) in other accrued
      expenses   . . . . . . . . . . . . . . . . .       (697)         (267)            11           353          (100)
      Increase (decrease) in other liabilities   .                                     341                         (15)
                                                      -------    ----------      ---------       -------   ------------
         Net cash provided by (used in) operating
         activities  . . . . . . . . . . . . . . .      4,208         3,348           (935)       (2,373)       (2,144)
                                                      -------      --------      ---------       -------   -----------
 Cash flows from investing activities
   Purchases of furniture and equipment  . . . . .       (477)         (955)        (1,353)         (436)         (285)
   Acquisitions, net   . . . . . . . . . . . . . .       (383)         (388)          (245)                       (240)
   (Increase) decrease in other assets   . . . . .       (185)         (127)           254            11          (121)
   Loans to officers, net  . . . . . . . . . . . .        (21)                         629
                                                      -------    ----------      ---------     ---------    ----------
         Net cash used in investing activities . .     (1,066)       (1,470)          (715)         (425)         (646)
                                                      -------      --------      ---------     ---------     ---------
 Cash flows from financing activities
   Increase in notes payable - banks, net  . . . .                                   3,200           200           750
   Payments of long-term debt  . . . . . . . . . .     (1,853)       (1,427)        (1,555)         (127)         (128)
   Stock options exercised   . . . . . . . . . . .         88         1,046          2,022           119           124
   Purchases of treasury stock   . . . . . . . . .                   (5,918)        (4,109)
                                                      -------      --------      ---------    ----------    ----------
         Net cash provided by (used in) financing
         activities  . . . . . . . . . . . . . . .     (1,765)       (6,299)          (442)          192           746
                                                      -------      --------     ----------    ----------    ----------
 Net increase (decrease) in cash and cash
 equivalents . . . . . . . . . . . . . . . . . . .      1,377        (4,421)        (2,092)       (2,606)       (2,044)
 Cash and cash equivalents at beginning of year
   or period   . . . . . . . . . . . . . . . . . .      7,414         8,791          4,370         4,370         2,278
                                                      -------      --------      ---------     ---------     ---------
 Cash and cash equivalents at end of year
   or period   . . . . . . . . . . . . . . . . . .  $   8,791     $   4,370     $    2,278    $    1,764    $      234
                                                      =======      ========      =========     =========     =========
 Cash paid for:
   Interest  . . . . . . . . . . . . . . . . . . .  $     918     $     828     $      713     $       8    $       46
   Income taxes  . . . . . . . . . . . . . . . . .      1,704         2,621          4,269           165           674
 In 1992, the Company acquired all of the
 outstanding capital stock of Worldwide Computer
 Services Inc. in exchange for approximately
 742,500 shares of the Company's common stock.  In
 connection with the acquisition, liabilities were
 assumed as follows:
      Fair value of assets acquired  . . . . . . .  $   5,092
      Stock issued and acquisition costs   . . . .      3,533
                                                      -------
      Liabilities assumed  . . . . . . . . . . . .  $   1,559
                                                      =======

The accompanying notes are an integral part of these statements.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        December 31, 1994, 1993 and 1992

             (Amounts and Information Applicable to March 30, 1994
                             and 1995 are unaudited)

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Computer Horizons Corp. and its wholly-owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated.

Revenue Recognition

     The Company recognizes revenues as professional services are performed.

Recruitment Costs

     Recruitment costs are charged to operations as incurred.

Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid debt instruments with a maturity of three months or less and consist of the following at:

                                                                     December 31,              March 30,
                                                                 1993            1994            1995
                                                               ---------       -----------    -------------
                                                                                              (unaudited)
                                                                            (in thousands)
                        Cash                                      $ 1,435          $ 2,121           $ (96)
                        Commercial paper                            1,998
                        Repurchase agreements                         900              119             310
                        Certificates of deposit                        37               38              20
                                                                  -------          -------          ------
                                                                  $ 4,370          $ 2,278           $ 234
                                                                  =======          =======          ======

Concentrations of Credit Risk

     Financial Accounting Standards Board Statement No. 105 ("FASB No. 105") requires the disclosure of significant concentrations of credit risk, regardless of the degree of such risk. Financial instruments, as defined by FASB No. 105, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company invests the majority of its excess cash in commercial paper, repurchase agreements and certificates of deposit of high credit, high quality financial institutions or companies, with certain limitations as to the amount that can be invested in any one entity.

     The Company maintains its cash balances in principally two financial institutions located in New Jersey. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 for each entity at each institution. At December 31, 1994 and March 30, 1995, uninsured amounts held at these financial institutions total approximately $2,010,000 and $908,000, respectively.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 (continued)

     The Company's customers are generally very large, Fortune 500 companies in many industries and with wide geographic dispersion. The Company's two largest customers account for approximately 12% of accounts receivable at December 31, 1994. Two customers accounted for approximately 18% of accounts receivable at March 30, 1995. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

Property and Equipment and Depreciation

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Goodwill

     Goodwill, the cost in excess of the net assets of acquired businesses, is being amortized by the straight-line method over thirty years. Accumulated amortization is $2,363,000 and $2,828,000 at December 31, 1993 and 1994,
     respectively, and $2,945,000 at March 30, 1995. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of net income generated to determine that no impairment has occurred.

Income Taxes

     Deferred income taxes resulted primarily from differences between income reported for financial and income tax purposes. These temporary differences result primarily from restructuring charges, allowance for doubtful accounts and other accrued expenses which are deductible only when paid.

     Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." This statement amends the provisions of SFAS No. 96, "Accounting for Income Taxes," which the Company had previously adopted.
     As of January 1, 1993, the effect of this change was not significant to the consolidated financial statements.

Earnings Per Share

     Earnings per share are based on the weighted average number of common and common equivalent shares outstanding. Primary earnings per share take into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year. Fully diluted earnings per share use the higher of the period-end price or the average price.

Unaudited Interim Financial Data

     The accompanying unaudited financial statements as of March 30, 1995 and 1994 have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with Article 10 of Regulation S-X. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results to be expected for the year.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note (1) continued

Reclassifications

     Certain reclassifications have been made to the prior year's balance sheet to conform to the 1994 presentation.

Note 2 - Acquisitions

     In June 1994, the Company acquired the net assets of Strategic Outsourcing Services, Inc. ("SOS"), a New Jersey-based provider of data processing services, for approximately $250,000. In addition, the acquisition agreement also provides for contingent consideration based on the future performance of SOS, through 1998. The acquisition was accounted for as a purchase.

     The results of operations of SOS are included in the consolidated financial statements from June 1, 1994. The consolidated results of operations in 1994 would not be materially different had the acquisition taken place at the beginning of the year.

     In January 1993, the Company acquired Unified Systems Solutions, Inc. ("USS"), a New Jersey-based provider of systems and network integration services, for approximately $750,000. The acquisition agreement also provides for contingent consideration based on the future performance of USS through 1996. The acquisition was accounted for as a purchase. The excess of cash over the fair value of assets acquired, totalling approximately $509,000, was recorded as goodwill. The Company recorded contingent consideration, totalling approximately $245,000 in 1994 and $389,000 in 1995, including $149,000 which was paid on May 1, 1995, as additional goodwill, with certain additional amounts payable subject to future performance.

     The results of operations of USS are included in the consolidated financial statements from January 15, 1993. The consolidated results of operations in 1993 would not be materially different had the acquisition taken place at the beginning of the year.

     In August 1992, the Company acquired all of the outstanding capital stock of Worldwide Computer Services Inc. ("WCS"), a New Jersey-based information management services company, in exchange for approximately 1,113,750 shares of the Company's common stock (approximately $3,533,000, including direct acquisition expenses). The acquisition was accounted for as a purchase. The fair value of the assets acquired approximated $5,092,000 and the liabilities assumed approximated $1,559,000.

     The results of operations of WCS are included in the consolidated financial statements from August 4, 1992. Subsequent to the merger, the Company assessed and integrated the WCS operations, resulting in a charge to earnings of $885,000 in 1992 for redundant facility and personnel expenses. All costs have been incurred and charged to the provision by December 31, 1993.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Long-Term Debt and Lines of Credit

     Long-term debt consists of the following at:

                                                                             December 31,             March 30,
                                                                        1993             1994            1995
                                                                     -----------    --------------   -----------
                                                                                                     (unaudited)
                                                                                    (in thousands)
             9.55% senior notes                                        $7,144           $5,716          $5,716
             Notes payable at prime                                       255              128
                                                                       ------           ------          ------
                                                                        7,399            5,844           5,716
             Less current maturities                                    1,556            1,556           1,428
                                                                        -----            -----           -----
                                                                       $5,843           $4,288          $4,288
                                                                        =====            =====           =====

     In 1988, the Company issued two senior notes aggregating $10,000,000 bearing interest at 9.55%, payable semiannually. The notes are payable in annual installments of $1,428,000 from April 15, 1992 through 1997 with a final payment of $1,432,000 due April 15, 1998 and are subject to the provisions of the loan agreement, including, among other things, restrictions on additional borrowings, prepayments, dividends and stock purchases (which were waived in connection with certain purchases of treasury stock), and maintenance of a minimum net worth of $13,500,000.

     The notes payable at prime consist of promissory notes to four individuals payable on January 15, 1995. Such notes arose in connection with the USS acquisition.

     Long-term debt matures as follows at:

                                                                                          December 31,         March 30,
                                                                                             1994                1995
                                                                                         -------------       ------------
                                                                                                              (unaudited)
                                                                                                  (in thousands)
                                      1995                                                    $1,556            $1,428
                                      1996                                                     1,428             1,428
                                      1997                                                     1,428             1,428
                                      1998                                                     1,432             1,432
                                                                                               -----             -----
                                                                                              $5,844            $5,716
                                                                                               =====             =====

     At December 31, 1994 and March 30, 1995, the Company had two bank lines of credit totalling $12,000,000 at rates below the banks' prime lending rates, of which approximately $3,200,000 and $3,950,000, respectively, are outstanding.
     The maximum amount outstanding during the year was $4,900,000. The average debt outstanding and weighted average interest rate under these lines were $1,067,000 and 6.71%, respectively.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 4 - Shareholders' Equity

Authorized Shares

     On June 15, 1994, the Company approved an amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of the Company's common stock from 10,000,000 to 30,000,000.

Stock Splits

     On February 17, 1994, the Board of Directors declared a three-for-two common stock split in the form of a 50% stock distribution, payable on March 22, 1994, to shareholders of record on March 1, 1994. On March 10, 1993, the Board of Directors declared a three-for-two common stock split in the form of a 50% stock distribution, payable on April 13, 1993, to shareholders of record on March 23, 1993. On April 25, 1995, the Board of Directors declared a three-for-two common stock split in the form of a 50% stock distribution, payable on May 30, 1995, to shareholders of record on May 9, 1995. Amounts equal to the $.10 par value of the common shares distributed have been retroactively transferred from additional paid-in capital to common stock. All references in the financial statements with regard to number of shares of common stock, except for treasury stock, common stock prices and per share amounts have been restated to reflect the stock splits.

Repurchases of Stock

     In 1994, the Company repurchased 350,000 shares of its common stock from three officers of the Company for approximately $4,109,000. The repurchase of 240,000 shares for $2,792,000 was related to the retirement of the Vice Chairman and Executive Vice President (Note 7). The remaining 110,000 shares were repurchased for $1,317,000 from two other active officers. Approximately $824,000 of the repurchase amount was used by these officers to repay amounts they owed the Company, $629,000 in note repayments and $195,000 in accrued interest.

     In 1993, the Company repurchased 597,000 shares of its common stock from Compagnie Generale d'Informatique for approximately $5,895,000, including expenses.

Stock Options and Notes Receivable, Officers

     In 1994, the Company adopted a stock option plan which provides for the granting, to officers and key employees, of options for the purchase of a maximum of 3,375,000 shares of common stock and stock appreciation rights
     (SARs). The exercise price per share on all options and/or SARs granted may not be less than the fair value at the date of the option grant. Options and SARs generally expire five years from the date of grant and become exercisable in specified amounts during the life of the respective options. No SARs have been granted as of December 31, 1994. This plan, which replaces the Company's 1985 Plan, will terminate on June 15, 2004.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 4 (continued)
     Following is summary of option transactions for the:

                                                                                                            Three Months Ended
                                                                            Years Ended December 31,             March 30,
                                                                           1992        1993      1994              1995
                                                                           ----        ----      ----              ----
                                                                                                                (unaudited)
                                                                                            (in thousands)
                        Shares under option at beginning of period
                                ($2.11 - $9.17)                          1,202        1,323     1,184                  896
                        Granted ($2.22 - $10.00)                           266          531       326                  147
                        Exercised ($2.11 - $6.33)                          (41)        (459)     (614)                 (42)
                        Cancelled ($2.11 - $3.11)                         (104)        (211)
                                                                       -------       ------   -------              -------
                        Shares under option at end of period
                                ($2.11 - $10.00)                         1,323        1,184       896                1,001
                                                                        ======       ======    ======                =====
                        Shares available for option                        593          273     3,167                3,019
                                                                       =======       ======    ======                =====
                        Shares exercisable                                 615          644       443                  615
                                                                       =======       ======    ======                =====

     Certain officers have the right to borrow from the Company against the exercise price of options exercised. These borrowings, exclusive of accrued interest, are shown as a reduction in shareholders' equity in 1993 and 1992. Such borrowings were repaid in 1994 in connection with the repurchase of common stock from these officers.

     In 1994, the Company amended the Directors' Stock Option Plan (i) increasing the maximum number of shares of common stock that may be acquired pursuant to the exercise of options granted under the Plan from 168,750 to 375,000 and (ii) providing that each director of the Company who is not an employee of the Company shall receive up to five annual grants to purchase 4,500 shares of its common stock at its then current fair market value. The plan expires on March 4, 2001. There were 85,500 options outstanding at December 31, 1994.

     In 1993, the Company issued warrants to purchase 10,125 shares of common stock as part of an agreement with an outside business consulting firm. The exercise price is the fair value at the date of grant.

Shareholder Rights Plan

     In July 1989, the Board of Directors declared a dividend distribution of eight preferred stock purchase rights on each twenty-seven outstanding shares of common stock of the Company. The rights were amended on February 13, 1990. Each right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock at an exercise price of $30.00 per one one-hundredth (1/100) share, subject to adjustment. Each one one-hundredth (1/100) of a share of Series A preferred stock has voting, dividend and liquidation rights and preferences substantively equivalent to one share of common stock.

     The rights will be exercisable and transferable separately from the common stock only if a person or group acquires 15%, amended to 20% in 1994, or more, subject to certain exceptions, of the Company's outstanding common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. If a person becomes the owner of at least 20% of the Company's common shares (an "Acquiring Person"), each holder of a right other than the Acquiring Person is entitled, upon payment of the then current exercise price per right (the "Exercise Price"), to receive shares of common stock (or common stock equivalents) having a market value equal to twice the Exercise Price.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 4 (continued)

     Additionally, if the Company subsequently engages in a merger or other business combination with the Acquiring Person in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if more than 50% of the Company's assets or earning power is sold or transferred, a right would entitle a Computer Horizon Corp. shareholder, other than the Acquiring Person and its affiliates, to purchase upon payment of the Exercise Price, shares of the Acquiring Person having a market value of twice the Exercise Price. Prior to a person becoming an Acquiring Person, the rights may be redeemed at a redemption price of one cent per right, subject to adjustment. The rights are subject to amendment by the Board. No shareholder rights have become exercisable. The rights will expire on July 16, 1999.

Note 5 - Income Taxes

     The provision for income taxes consists of the following for the:

                                                                                                              Three Months
                                                                             Years Ended December 31,        Ended March 30,
                                                                           1992        1993        1994     1994      1995
                                                                           ----        ----        ----     ----      ----
                                                                                                             (unaudited)
                                                                                           (in thousands)
                        Current
                                Federal                                  $1,275      $2,191      $3,518     $654      $782
                                State                                       534         925       1,399      261       313
                        Deferred
                                Federal                                      33          63        (102)      40       182
                                State                                        24          27        (255)      16        73
                                                                         ------    --------      ------     ----       ---
                                                                          1,866       3,206       4,560      971     1,350
                        Tax benefit from exercise of stock options                                  127        -         -
                                                                      ---------   ---------      ------    -----    ------
                                                                         $1,866      $3,206      $4,687     $971    $1,350
                                                                          =====       =====       =====      ===     =====


     Deferred tax assets and liabilities consist of the following at:

                                                                                       December 31,             March 30,
                                                                                   1993            1994            1995
                                                                                ---------       ----------      ----------
                                                                                                               (unaudited)
                                                                                              (in thousands)
                        Deferred tax assets
                                Accrued insurance                                $183            $284            $
                                Accrued payroll and benefits                      175             379             381
                                Deferred lease obligations                        124             124             118
                                Allowance for doubtful accounts                    73             103             113
                                Other                                              36              70              83
                                                                                 ----            ----            ----
                                                                                  591             960             695
                                                                                 ----            ----             ---
                        Deferred tax liabilities
                                Depreciation                                      145             187             177
                                Other                                              32               2               2
                                                                                 ----           -----             ---
                                                                                  177             189             179
                                                                                 ----            ----             ===
                        Deferred tax assets, net                                 $414            $771            $516
                                                                                  ===             ===             ===

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 5 (continued)

     Deferred taxes (benefit) for the year ended December 31, 1992, applicable to differences between assets and liabilities for financial statement and tax return purposes, were provided as follows:

                                                          1992
                                                          ----
                                                     (in thousands)
               Accrued payroll and benefits            $ (52)
               Restructuring charges                     171
               Allowance for doubtful accounts           --
               Accrued insurance                         (54)
               Other                                      (8)
                                                       -----
                                                       $  57
                                                        ====

A reconciliation of income taxes as reflected in the accompanying statements with the statutory Federal income tax rate of 34% is as follows for the:

                                                                                   Years Ended              Three Months Ended
                                                                                   December 31,                  March 30,
                                                                             1992        1993      1994      1994       1995
                                                                             ----        ----      ----      ----       ----
                                                                                                                (unaudited)
                                                                                            (in thousands)
                        Statutory Federal income taxes                     $1,323      $2,349    $3,527    $  709     $1,031
                        State and local income taxes, net of Federal
                           tax benefit                                        311         632       858       165        254
                        Amortization of goodwill                              163         155       158        39         39
                        Other, net                                             69          70       144        58         26
                                                                           ------     -------    ------    ------      -----
                                                                           $1,866      $3,206    $4,687    $  971     $1,350
                                                                            =====       =====     =====     =====      =====

Note 6 - Savings Plan

     The Company maintains a defined contribution savings plan covering eligible employees. The Company makes contributions up to a specific percentage of participants' contributions. The Company contributed approximately $175,000, $192,000 and $204,000 in 1992, 1993 and 1994, respectively, and
     $48,000 and $52,000 for the three months ended March 30, 1994 and 1995, respectively.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 7 - Commitments

Leases

     The Company leases office space under long-term operating leases expiring through 2000. Approximate minimum rental commitments were as follows at:

                                                             December 31, 1994      March 30, 1995
                                                             -----------------      --------------
                                                                                     (unaudited)
                                    Year ending                          (in thousands)
                                          1995                      $1,676                $1,433
                                          1996                       1,441                 1,705
                                          1997                       1,241                 1,505
                                          1998                       1,067                 1,331
                                          1999                         729                   993
                                          Thereafter                    33                    33
                                                                     -----                 -----
                                                                    $6,187                $7,000
                                                                     =====                 =====

  Office rentals are subject to escalations based on increases in real estate taxes and operating expenses. Aggregate rent expense for operating leases approximated $1,436,000, $1,595,000 and $1,796,000 for the years ended December 31, 1992, 1993 and 1994, respectively, and $449,000 and $419,000 for the three months ended March 30, 1994 and 1995, respectively.

Other

  In October 1994, the former Vice Chairman and Executive Vice President of the Company announced his resignation effective February 15, 1995 to pursue personal interests. The Company recorded approximately $400,000 of deferred compensation in 1994 to be paid over the next several years as a result of this resignation. The Company also agreed to retain this former officer as a consultant for a three-year period for approximately $75,000 each year and entered into a noncompetition agreement for that period. In connection with this resignation, the Company repurchased approximately 240,000 shares of common stock of the Company from this former officer for approximately $2,792,000.

Note 8 - Business and Major Clients

  The Company offers to its clients a broad range of business and technical data processing platforms that encompass the entire life cycle of contract performance, utilizing its vast reserves of knowledge and experience in leading-edge methodologies, tools and technologies. The Company helps its clients with advanced technology solutions to complex problems in the areas of outsourcing, client/server migration and development, network integration and management, data center and operations' management, and knowledge transfer and training.

  The Company's two largest clients accounted for 9% and 6%, respectively, of the Company's consolidated revenues in 1994, 13% and 8%, respectively, in 1993, and 11% and 15%, respectively, in 1992.

                    COMPUTER HORIZONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 9 - Selected Quarterly Financial Data (Unaudited)
  For the years ended December 31, 1993 and 1994, selected quarterly financial data is as follows:

                                                                                       Quarters
                                                         ---------------------------------------------------------------
                                                              First          Second           Third          Fourth
                                                              -----          ------           -----          ------
                                                                      (in thousands, except per share data)
                        1993
                          Revenues                            $29,413         $29,771         $29,498         $32,868
                          Income from operations                1,727           1,963           1,709           2,095
                          Net income                              858             988             829           1,029

                          Earnings per share                    $  .9          $  .10           $  .8          $  .11
                        1994
                          Revenues                            $33,171         $36,278         $39,136         $43,607
                          Income from operations                2,235           2,798           2,856           3,122
                          Net income                            1,114           1,459           1,493           1,620

                          Earnings per share                   $  .12          $  .15          $  .16          $  .17

Note 10 - Subsequent Event

     The Company has formed a software development and services joint venture with a large multinational conglomerate located in India. The joint venture will be headquartered in New Delhi, India and will have operations in the United States and the United Kingdom.

     Operations are anticipated to commence on or about April 1, 1995. The Company is committed to invest $500,000 in this joint venture in the near future. Such payment was made on April 4, 1995.

             No dealer, salesperson or
        other person has been authorized
        to give any information or to
        make any representations other
        than those contained in this
        Prospectus, and, if given or
        made, such information or
        representation must not be
        relied upon as having been
        authorized by the Company or the
        Underwriters.  This Prospectus
        does not constitute an offer to
        sell, or a solicitation of an
        offer to buy, any of the
        securities offered hereby in any
        jurisdiction in which, or to any
        person to whom, such offer or
        solicitation may not lawfully be
        made.  Neither the delivery of
        this Prospectus nor any sales
        made hereunder shall, under any
        circumstances, create any
        implication that the information
        contained herein is correct as
        of any time subsequent to the
        date hereof.


           --------------------------


                TABLE OF CONTENTS

                                    Page
                                    ----

        Available Information . . .    2
        Documents Incorporated
          by Reference  . . . . . .    2
        Prospectus Summary  . . . .    3
        Use of Proceeds . . . . . .    6
        Price Range of Common Stock    6
        Dividend Policy . . . . . .    7
        Capitalization  . . . . . .    7
        Selected Consolidated Financial
          and Operating Data  . . .    8
        Management's Discussion and
        Analysis of
          Financial Condition and
        Results of Operations . . .    9
        Business  . . . . . . . .     12
        Management  . . . . . . .     19
        Selling Shareholder . . .     21
        Description of Securities     21
        Underwriting  . . . . . .     24
        Legal Matters . . . . . .     25
        Experts . . . . . . . . .     25
        Consolidated Financial
        Statements  . . . . . . .    F-1


           1,100,000 Shares

       COMPUTER HORIZONS CORP.

             Common Stock

         -------------------
              PROSPECTUS
         -------------------

     Janney Montgomery Scott Inc.

        Robert W. Baird & Co.
             Incorporated

          ________ __, 1995

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered hereby other than the Underwriters' discounts and commissions.

SEC registration fee  . . . . . . . . . . . . . . . . . . . . . . . . $ 5,561.62
NASD additional registration fee  . . . . . . . . . . . . . . .         2,112.88
NASDAQ additional listing fee . . . . . . . . . . . . . . . .          17,500.00
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . .
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . .
Blue sky expenses and counsel fees  . . . . . . . . . . . . . . . . . .
Cost of printing and engraving  . . . . . . . . . . . . . . . . . . . .
Transfer agent's fees . . . . . . . . . . . . . . . . . . . . . . . . .
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

      Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $_______*
                                                                        =======
* All amounts except the registration fees and Nasdaq additional listing fee are estimated. Items which are not included will be supplied by amendment.
__________________

Item 15.  Indemnification of Directors and Officers

   The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") provides, as permitted by Section 402(b) of the New York Business Corporation Law (the "BCL"), that no director shall be personally liable to the Company or any shareholder for damages for any breach of duty as a director, provided that the Certificate of Incorporation does not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that (i) his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (iii) his acts violated Section 719 of the BCL.

   The Certificate of Incorporation also provides, in accordance with Section 722 of the BCL, that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, (1) is or was a director or officer of the Company or (2) is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent), shall be indemnified and held harmless by the Company to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgements, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators, provided, however, that, except for actions brought to enforce such indemnification rights, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in the Certificate of Incorporation is a contract right and includes the rights to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if the BCL requires, the payment of such expenses incurred by a director or officer in his capacity as such (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer to repay all amounts so advanced as to which it shall ultimately be determined that such director or officer is not entitled to be indemnified.

   The Certificate of Incorporation further provides, in accordance with the BCL, that the indemnification rights provided therein are not exclusive of any other rights that any person may have, and that the Company may, subject to certain restrictions imposed by the BCL, maintain insurance to protect itself and its officers and directors against expenses, liabilities and losses, whether or not the Company would be permitted to indemnify such person against such expenses, liabilities and losses under the BCL.

   The Company currently has a $5,000,000 directors' and officers' liability insurance policy.

Item 16.  Exhibits

Exhibit            Description            Incorporated by Reference to:


1.1        Form of Underwriting
           Agreement Among the Company
           and Janney Montgomery Scott
           Inc. and Robert W. Baird &
           Co. Incorporated as
           Representatives of the
           Underwriters

1.2        Form of Agreement Among
           Underwriters

1.3        Form of Selected Dealers
           Agreement
3.1        Certificate of Incorporation   Exhibit 3(a) to the
           of the Company as amended      Company's Registration
           through 1971.                  Statement on Form S-1,
                                          File No. 2-42259.

3.2        Certificate of Amendment       Exhibit 3(a-2) to the
           dated May 16, 1983 to          Company's Annual Report on
           Certificate of Incorporation   Form 10-K for the year
           of the Company.                ended February 28, 1983.

3.3        Certificate of Amendment       Exhibit 3(a-3) to the
           dated June 15, 1988 to         Company's Annual Report on
           Certificate of Incorporation   Form 10-K for the year
           of the Company.                ended December 31, 1988.

3.4        Certificate of Amendment       Exhibit 3(a-4) to the
           dated July 6, 1989 to          Company's Annual Report
           Certificate of Incorporation   Form 10-K for the year
           of the Company.                ended December 31, 1994.

3.5        Certificate of Amendment       Exhibit 3(a-4) to the
           dated February 14, 1990 to     Company's Annual Report on
           Certificate of Incorporation   Form 10-K for the year
           of the Company.                ended December 31, 1989.

3.6        Certificate of Amendment       Exhibit 3(a-6) to the
           dated May 1, 1991 to the       Company's Annual Report on
           Certificate of Incorporation   Form 10-K for the year
           of the Company.                ended December 31, 1994.

3.7        Certificate of Amendment       Exhibit 3(a-7) to the
           dated July 12, 1994 to the     Company's Annual Report on
           Certificate of Incorporation   Form 10-K for the year
           of the Company.                ended December 31, 1994.

Exhibit            Description            Incorporated by Reference to:

3.8        Bylaws of the Company, as      Exhibit 3(b) to the
           amended.                       Company's Annual Report on
                                          Form 10-K for the year
                                          ended December 31, 1988.

4.1        Rights Agreement dated as of   Exhibit 1 to the Company's
           July 6, 1989 between the       Registration Statement on
           Company and Chemical Bank,     Form 8-A dated July 7,
           as Rights Agent ("Rights       1989.
           Agreement") which includes
           the form of Rights
           Certificate as Exhibit B.

4.2        Amendment No. 1 dated as of    Exhibit 1 to the Company's
           February 13, 1990 to Rights    Amendment No. 1 on Form 8
           Agreement.                     dated February 13, 1990 to
                                          the Company's Registration
                                          Statement on Form 8-A.

4.3        Amendment No. 2 dated as of    Exhibit 4(c) to the
           August 10, 1994 to Rights      Company's Annual Report on
           Agreement.                     Form 10-K for the year
                                          ended December 31, 1994.

5*         Opinion of Proskauer Rose
           Goetz & Mendelsohn LLP.

10.1       Employment Agreement dated     Exhibit 10(a) to the
           as of February 16, 1990        Company's Annual Report on
           between the Company and John   Form 10-K for the year
           J. Cassese.                    ended December 31, 1989.

10.2       Employment Agreement dated     Exhibit 10(c) to the
           as of February 16, 1990        Company's Annual Report on
           between the Company and        Form 10-K for the year
           Bernhard Hubert.               ended December 31, 1989.

10.3       Employment Agreement dated     Exhibit 10(d) to the
           as of January 1, 1992          Company's Annual Report on
           between the Company and        form 10-K for the year
           David W. Bialick.              ended December 31, 1991.

10.4       Note Agreement dated as of     Exhibit 10(i) to the
           March 15, 1988 between the     Company's Annual Report on
           Company and Massachusetts      Form 10-K for the year
           Mutual Life Insurance          ended December 31, 1988.
           Company
10.5       Lease ("Lease") dated          Exhibit 12(a) to the
           September 21, 1989 between     Company's Annual Report on
           Glen Properties and the        Form 10-K for the year
           Company.                       ended December 31, 1989.

10.6       Modification to Lease, dated   Exhibit 12(b) to the
           September 28, 1989.            Company's Annual Report on
                                          Form 10-K for the year
                                          ended December 31, 1989.




- --------------------

     *   To be filed by amendment.

Exhibit            Description            Incorporated by Reference to:

10.7       1991 Directors' Stock Option   Exhibit 10(g) to the
           Plan, as amended               Company's Annual Report on
                                          Form 10-K for the Year
                                          ended December 31, 1994.

10.8       1994 Incentive Stock Option    Exhibit 10(h) to the
           and Appreciation Plan          Company's Annual Report on
                                          Form 10-K for the Year
                                          ended December 31, 1994.

10.9       $5,000,000 Promissory Note     Exhibit 10(i) to the
           payable to The Bank of New     Company's Annual Report on
           York, N.A.                     Form 10-K for the Year
                                          ended December 31, 1994.

10.10      $7,000,000 Commercial          Exhibit 10(j) to the
           Purpose Loan Note payable to   Company's Annual Report on
           Chemical Bank New Jersey       Form 10-K for the Year
           N.A.                           ended December 31, 1994.

11         Statement regarding
           computation of per share
           earnings (for the years
           ended December 31, 1992,
           1993 and 1994)

23.1       Consent of Grant Thornton
           LLP

23.2*      Consent of Proskauer Rose
           Goetz & Mendelsohn LLP

24         Power of Attorney (included
           on the signature page of the
           Registration Statement).

27         Financial Data Schedule
____________________

*  To be filed by amendment

Item 17.  Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain Lakes, State of New Jersey, on the 4th day of May, 1995.


                              COMPUTER HORIZONS CORP.

                              By:                 /s/ John J. Cassese
                                  ----------------------------------------------
                                                   John J. Cassese
                                         Chairman of the Board and President


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John J. Cassese and Bernhard Hubert, and either of them, his attorney-in-fact, with full power of substitution, for him in all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, or their substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 4, 1995.


                         /s/ John J. Cassese                           Chairman of the Board and President
                         -----------------------------
                           John J. Cassese

                         /s/ Bernhard Hubert                           Executive Vice President and
                         -----------------------------                 Chief Financial Officer
                           Bernhard Hubert                             (Principal Financial Officer)

                        /s/ Michael Shea, CPA                          Chief Accounting Officer
                        ------------------------------                 and Controller
                          Michael Shea, CPA                            (Principal Accounting Officer)

                         /s/ Thomas J. Berry                           Director
                         -----------------------------
                           Thomas J. Berry

                        /s/ Wilfred R. Plugge                          Director
                        ------------------------------
                          Wilfred R. Plugge

                                 Computer Horizons Corp. and Subsidiaries
                             SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                           For the years ended December 31, 1994, 1993 and 1992


             Column A                Column B      Column C      Column D      Column E
             --------                --------      --------      --------      --------

                                    Balance at    Charge to                   Balance at
                                     beginning    costs and    Deductions -     end of
            Description              of Period     expenses    describe (1)     period
            -----------              ---------     --------    ------------     ------

 Year ended December 31, 1994
   Allowance for doubtful accounts   $462,000      $244,000      $140,000      $566,000
                                      =======       =======       =======       =======


 Year ended December 31, 1993
   Allowance for doubtful accounts   $505,000      $136,000      $179,000      $462,000
                                      =======       =======       =======       =======



 Year ended December 31, 1992
   Allowance for doubtful accounts   $401,000      $166,000      $ 62,000      $505,000
                                      =======       =======       =======       =======

  Notes
  -----

   (1)   Uncollectible accounts written off, net of recoveries.

                                Index to Exhibits

Exhibit            Description            Incorporated by Reference to:

1.1        Form of Underwriting
           Agreement Among the Company
           and Janney Montgomery Scott
           Inc. and Robert W. Baird &
           Co. Incorporated as
           Representatives of the
           Underwriters
1.2        Form of Agreement Among
           Underwriters
1.3        Form of Selected Dealers
           Agreement
3.1        Certificate of Incorporation     Exhibit 3(a) to the
           of the Company as amended        Company's Registration
           through 1971.                    Statement on Form S-1,
                                            File No. 2-42259.
3.2        Certificate of Amendment         Exhibit 3(a-2) to the
           dated May 16, 1983 to            Company's Annual Report
           Certificate of Incorporation     on Form 10-K for the
           of the Company.                  year ended February 28,
                                            1983.
3.3        Certificate of Amendment         Exhibit 3(a-3) to the
           dated June 15, 1988 to           Company's Annual Report
           Certificate of Incorporation     on Form 10-K for the
           of the Company.                  year ended December 31,
                                            1988.

3.4        Certificate of Amendment         Exhibit 3(a-4) to the
           dated July 6, 1989 to            Company's Annual Report
           Certificate of Incorporation     Form 10-K for the year
           of the Company.                  ended December 31, 1994.
3.5        Certificate of Amendment         Exhibit 3(a-4) to the
           dated February 14, 1990 to       Company's Annual Report
           Certificate of Incorporation     on Form 10-K for the
           of the Company.                  year ended December 31,
                                            1989.
3.6        Certificate of Amendment         Exhibit 3(a-6) to the
           dated May 1, 1991 to the         Company's Annual Report
           Certificate of Incorporation     on Form 10-K for the
           of the Company.                  year ended December 31,
                                            1994.
3.7        Certificate of Amendment         Exhibit 3(a-7) to the
           dated July 12, 1994 to the       Company's Annual Report
           Certificate of Incorporation     on Form 10-K for the
           of the Company.                  year ended December 31,
                                            1994.
3.8        Bylaws of the Company, as        Exhibit 3(b) to the
           amended.                         Company's Annual Report
                                            on Form 10-K for the
                                            year ended December 31,
                                            1988.

4.1        Rights Agreement dated as of     Exhibit 1 to the
           July 6, 1989 between the         Company's Registration
           Company and Chemical Bank,       Statement on Form 8-A
           as Rights Agent ("Rights         dated July 7, 1989.
           Agreement") which includes
           the form of Rights
           Certificate as Exhibit B.

4.2        Amendment No. 1 dated as of      Exhibit 1 to the
           February 13, 1990 to Rights      Company's Amendment No.
           Agreement.                       1 on Form 8 dated
                                            February 13, 1990 to the
                                            Company's Registration
                                            Statement on Form 8-A.
4.3        Amendment No. 2 dated as of      Exhibit 4(c) to the
           August 10, 1994 to Rights        Company's Annual Report
           Agreement.                       on Form 10-K for the
                                            year ended December 31,
                                            1994.
5*         Opinion of Proskauer Rose
           Goetz & Mendelsohn LLP.

Exhibit            Description            Incorporated by Reference to:

10.1       Employment Agreement dated       Exhibit 10(a) to the
           as of February 16, 1990          Company's Annual Report
           between the Company and John     on Form 10-K for the
           J. Cassese.                      year ended December 31,
                                            1989.

10.2       Employment Agreement dated       Exhibit 10(c) to the
           as of February 16, 1990          Company's Annual Report
           between the Company and          on Form 10-K for the
           Bernhard Hubert.                 year ended December 31,
                                            1989.
10.3       Employment Agreement dated       Exhibit 10(d) to the
           as of January 1, 1992            Company's Annual Report
           between the Company and          on form 10-K for the
           David W. Bialick.                year ended December 31,
                                            1991.
10.4       Note Agreement dated as of       Exhibit 10(i) to the
           March 15, 1988 between the       Company's Annual Report
           Company and Massachusetts        on Form 10-K for the
           Mutual Life Insurance            year ended December 31,
           Company                          1988.
10.5       Lease ("Lease") dated            Exhibit 12(a) to the
           September 21, 1989 between       Company's Annual Report
           Glen Properties and the          on Form 10-K for the
           Company.                         year ended December 31,
                                            1989.
10.6       Modification to Lease, dated     Exhibit 12(b) to the
           September 28, 1989.              Company's Annual Report
                                            on Form 10-K for the
                                            year ended December 31,
                                            1989.

10.7       1991 Directors' Stock Option     Exhibit 10(g) to the
           Plan, as amended                 Company's Annual Report
                                            on Form 10-K for the
                                            Year ended December 31,
                                            1994.
10.8       1994 Incentive Stock Option      Exhibit 10(h) to the
           and Appreciation Plan            Company's Annual Report
                                            on Form 10-K for the
                                            Year ended December 31,
                                            1994.

10.9       $5,000,000 Promissory Note       Exhibit 10(i) to the
           payable to The Bank of New       Company's Annual Report
           York, N.A.                       on Form 10-K for the
                                            Year ended December 31,
                                            1994.
10.10      $7,000,000 Commercial            Exhibit 10(j) to the
           Purpose Loan Note payable to     Company's Annual Report
           Chemical Bank New Jersey         on Form 10-K for the
           N.A.                             Year ended December 31,
                                            1994.
11         Statement regarding
           computation of per share
           earnings (for the years
           ended December 31, 1992,
           1993 and 1994)
23.1       Consent of Grant Thornton
           LLP

23.2*      Consent of Proskauer Rose
           Goetz & Mendelsohn LLP
24         Power of Attorney (included
           on the signature page of the
           Registration Statement).

27         Financial Data Schedule
____________________
*    To be filed by amendment